Exhibit 99.1

Unaudited Interim Report
for the
six-month
period ended 30 June 2022

The following is a review of our financial condition and results of operations as of 30 June 2022 and for the six-month
periods ended 30 June 2022 and 2021, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations.
This document includes information from the previously published results announcement and unaudited interim report of Anheuser-Busch InBev SA/NV for the six-month
period ended 30 June 2022, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation
S-K
promulgated by the U.S. Securities and Exchange Commission (“SEC”). The purpose of this document is to provide such additional disclosure as may be required by Regulation G and Item 10(e) and to delete certain information not in compliance with SEC regulations. This document does not update or otherwise supplement the information contained in the previously published results announcement and unaudited interim report.
Some of the information contained in this discussion, including information with respect to our plans and strategies for our business and our expected sources of financing, contain forward-looking statements that involve risk and uncertainties. You should read “Forward-Looking Statements” below for a discussion of the risks related to those statements. You should also read “Item 3. Key Information—D. Risk Factors” of our Annual Report on Form
20-F
for the year ended 31 December 2021 filed with the SEC on 18 March 2022 (“
2021
Annual Report
”) for a discussion of certain factors that may affect our business, financial condition and results of operations. See “Presentation of Financial and Other Data” in our 2021 Annual Report for further information on our presentation of financial information.
We have prepared our interim unaudited condensed consolidated financial statements as of 30 June 2022 and for the six-month
period ended 30 June 2022 and 2021 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“
IFRS
”). The financial information and related discussion and analysis contained in this report are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form
6-K
is based on interim unaudited condensed financial statements as of 30 June 2022 and for the six-month
period ended 30 June 2022 and 2021. The reported numbers as of 30 June 2022 and for the six-month
period ended 30 June 2022 and 2021 are unaudited, and in the opinion of management, include all normal adjustments that are necessary to present fairly the results for the interim periods. Due to seasonal fluctuations and other factors, the results of operations for the six-month
period ended 30 June 2022 and 2021 are not necessarily indicative of the results to be expected for the full year. Certain monetary amounts and other figures included in this report have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.
Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser
®
, Corona
®
and Stella Artois
®
; multi-country brands Beck’s
®
, Hoegaarden
®
, Leffe
®
and Michelob Ultra
®
; and local champions such as Aguila
®
, Antarctica
®
, Bud Light
®
, Brahma
®
, Cass
®
, Castle
®
, Castle Lite
®
, Cristal
®
, Harbin
®
, Jupiler
®
, Modelo Especial
®
, Quilmes
®
, Victoria
®
, Sedrin
®
and Skol
®
. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 169 000 employees based in nearly 50 countries worldwide. For 2021, AB InBev’s reported revenue was 54.3 billion US dollar (excluding joint ventures and associates).
Capitalized terms used herein and not defined have the meanings given to them in the 2021 Annual Report.
Forward-Looking Statements
There are statements in this document, such as statements that include the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “anticipate,” “estimate,” “project,” “may,” “might,” “could,” “believe,” “expect,” “plan,” “potential,” “we aim,” “our goal,” “our vision,” “we intend” or similar expressions that are forward-looking statements. These statements are subject to certain risks and uncertainties. Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below. See also “Item 3. Key Information—D. Risk Factors” of our 2021 Annual Report for further discussion of risks and uncertainties that could impact our business.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:

•	the effects of the COVID-19 pandemic and uncertainties about its impact and duration;

•
local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of our key markets, and the impact they may have on us and our customers and our assessment of that impact;

•
financial risks, such as interest rate risk, foreign exchange rate risk (in particular as against the U.S. dollar, our reporting currency), commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, liquidity risk, inflation or deflation, including inability to achieve our optimal net debt level;

•
the ongoing conflict between Russia and Ukraine and related instability in the Ukraine region, which has resulted in and may continue to result in volatile commodity markets, supply chain disruptions and inflation, and may adversely affect our operations;

•
continued geopolitical instability, which may result in, among other things, economic and political sanctions and currency exchange rate volatility, and which may have a substantial impact on the economies of one or more of our key markets;

•	changes in government policies and currency controls;

•
continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade;

•
the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England,
Banco Central do Brasil, Banco Central de la República Argentina
, the Central Bank of China, the South African Reserve Bank,
Banco de la República
in Colombia, the Bank of Mexico and other central banks;

•
changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations and changes to tax benefit programs, as well as actions or decisions of courts and regulators;

•	limitations on our ability to contain costs and expenses;

•	our expectations with respect to expansion plans, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer spending;

•	changes in pricing environments;

•	volatility in the availability or prices of raw materials, commodities and energy;

•	difficulties in maintaining relationships with employees;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

•
the risk of unexpected consequences resulting from acquisitions, joint ventures, strategic alliances, corporate reorganizations or divestiture plans, and our ability to successfully and cost-effectively implement these transactions and integrate the operations of businesses or other assets we have acquired;

•	the outcome of pending and future litigation, investigations and governmental proceedings;

•	natural and other disasters, including widespread health emergencies, cyberattacks and military conflict and political instability;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological changes, threats to cybersecurity and the risk of loss or misuse of personal data;

•	other statements included in these interim unaudited condensed consolidated financial statements that are not historical; and

•	our success in managing the risks involved in the foregoing.
Our statements regarding financial risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, inflation and deflation, are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.
We caution that the forward-looking statements in this document are further qualified by the risk factors disclosed in “Item 3. Key Information—D. Risk Factors” of our 2021 Annual Report that could cause actual results to differ materially from those in the forward-looking statements. Subject to our obligations under Belgian and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Management Comments
Continued momentum
with
double-digit top-line growth
We delivered top-line growth of 11.3%
1
, comprised of 3.4%
2
volume and 7.5%
1
revenue per hl growth in the second quarter of 2022, driven by revenue management initiatives, ongoing premiumization and expansion of the beer category across most of our key markets supported by increased investment in our brands. Normalized EBITDA increased by 7.2%
3
in the second quarter of 2022 compared to the same period in 2021, despite anticipated commodity and supply chain cost headwinds.
At the recent 2022 Cannes Lions International Festival of Creativity, we were awarded 50 Lions, a record high for our company.
Consistent execution of our strategy
We continue to execute on and invest in three key strategic pillars to deliver consistent growth and long-term value creation.

•	Lead and grow the category : We are executing on five proven and scalable levers to drive category expansion:

•
Inclusive Category
: In the first six months of 2022, participation of consumers with our portfolio increased in the majority of our key markets according to our estimates, driven by brand, pack and liquid innovations. For example, in Colombia we further scaled our local easy-drinking lager brand, Costeña Bacana, with growth driven primarily by legal drinking age consumers between 18-24 years old. In Brazil, the combination of our digital direct-to-consumer (DTC) platform, Zé Delivery, and 300ml returnable glass bottles are driving in-home consumption.

•
Core Superiority
: In the first six months of 2022, our mainstream portfolio continued to outperform the industry across most of our key markets according to our estimates and delivered high-single digit
1
revenue growth, led by particularly strong performances in Brazil, Mexico and Colombia.

•
Occasions Development
: Our global brand Stella Artois grew revenue by 7.7%
1
outside of its home market, led by the focus on meal occasions in key markets such as Brazil and Colombia. We continue to grow our non-alcoholic beer portfolio with the successful expansion of Corona Sunbrew in Canada.

•
Premiumization
: Our above core portfolio grew revenue by approximately 12%
1
in the second quarter of 2022, led by continued double-digit
1
growth of Michelob ULTRA in the US and Mexico and expansion of Spaten in Brazil. Our global brands grew revenue by 9.7%
1
outside of their home markets, led by Corona with 18.2%
1
and Stella Artois with 7.7%
1
. Budweiser grew by 6.1%
1
, despite the impact of COVID-19 restrictions in China, the brand’s largest market.

•
Beyond Beer
: Our global Beyond Beer business contributed over USD 425 million of revenue in the second quarter of 2022. In the US, within the spirits-based-ready-to-drink segment, our portfolio continued to grow ahead of the industry led by Cutwater and NÜTRL vodka seltzer. In South Africa, Brutal Fruit and Flying Fish delivered continued double-digit
2
volume growth in the second quarter of 2022 compared to the same period in 2021.

•	Digitize and monetize our ecosystem :

•
Digitizing our relationships with our more than 6 million customers globally
: In the second quarter of 2022, the BEES platform captured approximately USD 7.4 billion in gross merchandise value (GMV) with over 24 million orders placed, growth of over 60% and 40% respectively versus the second quarter of 2021. Our e-commerce platform for sales of third-party products, BEES Marketplace, is now live in 12 countries with 40% of BEES customers now also Marketplace buyers.

1	Excluding the effects of the 2021 and 2022 acquisitions and disposals, currency translation effects and changes in classification of commercial arrangements, see “—Revenue” below.
2	Excluding volume changes attributable to the 2021 and 2022 acquisitions and disposals and transfers of businesses, see “—Volumes” below.
3	For a discussion of how we use Normalized EBITDA, and its limitations, and a table showing the calculation of our Normalized EBITDA, for the periods shown, see “—Normalized EBITDA” below.

•
Leading the way in
DTC solutions
: Our omni-channel direct-to-consumer (DTC) ecosystem of digital and physical DTC products generated revenue of approximately USD 385 million in the second quarter of 2022. Our digital DTC brands generated over 16 million orders in the quarter, led by Zé Delivery in Brazil and the continued expansion of our on-demand platform in 10 additional markets in Latin America.

•
Optimize our business
: In the first six months of 2022, we continued to efficiently allocate resources across our operations. This enabled further investment behind the organic growth of our business with over USD 5.3 billion in capex and sales and marketing, focused on capacity and capabilities to lead and grow the category, marketing creativity and accelerating digital transformation. Our gross debt reduced from USD 88.8 billion as of 31 December 2021 to USD 83.3 billion as of 30 June 2022, leading to a net debt to Normalized EBITDA ratio of 3.86x. Our net interest expense decreased by USD 134 million versus the first six months of 2021, principally as a result of our gross debt reduction efforts.

Advancing our ESG priorities
We continue to advance our ESG agenda. In June, we commenced operations in our first EverGrain facility in St. Louis, upcycling barley used in the brewing process into high quality, sustainable protein ingredients with an annual capacity of 7 thousand tons. To drive sustainable innovation at scale, this quarter we brought together more than 250 supply chain partners with the launch of our global collaboration initiative Eclipse and, along with our CPG partners, we hosted the 3rd annual demo day of our 100+ Accelerator program. During the event, 34 startups showcased solutions to our sustainability challenges across water stewardship, climate action, smart agriculture, circular packaging and upcycling.
Creating a future with more cheers
Our business continues to build momentum and deliver consistent profitable growth even in the context of the ongoing dynamic operating environment. Our best-in-class portfolio of brands, accelerated digital transformation and global ecosystem continue to provide a unique platform that positions us well to lead and grow the beer category and drive superior long-term value creation.
Other topics
On 11 March 2022, the company announced that it is forfeiting all financial benefits from the operations of AB InBev Efes, an associate which does business in Russia and Ukraine, in which it holds a 50% non-controlling stake and which the company does not consolidate. On 22 April 2022, the company announced its decision to sell its non-controlling interest in AB InBev Efes and is in active discussions with its partner, Turkish Brewer Anadolu Efes, to acquire this interest. AB InBev’s request regarding the suspension of the license for production and sale of Bud in Russia will also be part of a potential transaction. During the six-month period ended 30 June 2022, the company derecognized the investment in AB InBev Efes and reported a USD 1,143 million non-cash impairment charge in exceptional share of results of associates.

Results of Operations for the
Six-Month
Period Ended 30 June 2022 Compared to
Six-Month
Period Ended 30 June 2021
Brazilian tax credits
In the
six-month
period ended 30 June 2022, Ambev, our subsidiary, recognized USD 201 million income in Other operating income related to tax credits in Brazil. Additionally, Ambev recognized USD 113 million of interest income in Finance income related to these credits for the six-month
period ended 30 June 2022. In the six-month period ended 30 June 2021, Ambev recognized USD 226 million income in Other operating income and USD 76 million of interest income in Finance income related to tax credits in Brazil.
The table below presents our condensed consolidated results of operations for the six-month
periods ended 30 June 2022 and 2021.

	Six-month period ended 30 June 2022	Six-month period ended 30 June 2021	Change

	(USD million, except volumes)		(%) (1)
Volumes (thousand hectoliters)	289,074	280,398	3.1
Revenue	28,027	25,832	8.5
Cost of sales	(12,784)	(10,963)	(16.6)
Gross profit	15,243	14,869	2.5
Selling, General and Administrative expenses	(8,616)	(8,571)	(0.5)
Other operating income/(expenses)	478	470	1.7
Exceptional items	(105)	(217)	51.6
Profit from operations	7,000	6,551	6.9

Normalized EBITDA (2)	9,583	9,114	5.1

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	For a discussion of how we use Normalized EBITDA and its limitations, and a table showing the calculation of our Normalized EBITDA, for the periods shown, see “—Normalized EBITDA” below.
Volumes
Our reported volumes include beer, beyond beer, and
non-beer
(primarily carbonated soft drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Europe. Volumes sold by the Global Export and Holding Companies businesses are shown separately.
The table below summarizes the volume evolution by business segment.

	Six-month period ended 30 June 2022	Six-month period ended 30 June 2021	Change

	(thousand hectoliters)		(%) (1)
North America	51,448	53,252	(3.4)
Middle Americas	72,024	67,980	5.9
South America	76,815	71,929	6.8
EMEA	42,962	40,540	6.0
Asia Pacific	45,385	46,081	(1.5)
Global Export and Holding Companies	440	615	(28.5)

Total	289,074	280,398	3.1

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated volumes for the
six-month
period ended 30 June 2022 increased by 8.7 million hectoliters, or 3.1%, to 289.1 million hectoliters compared to our consolidated volumes for the six-month
period ended 30 June 2021. The results for the
six-month
period ended 30 June 2022 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2021 and 2022.
The 2021 and 2022 acquisitions and disposals include acquisitions and disposals which were individually not significant (collectively the “acquisitions and disposals”) and had no significant impact on our volumes for the six-month
period ended 30 June 2022 compared to the
six-month
period ended 30 June 2021.
Excluding volume changes attributable to the acquisitions and disposals, our own beer volumes increased 2.4% in the six-month
period ended 30 June 2022 compared to the
six-month
period ended 30 June 2021. On the same basis, in the
six-month
period ended 30 June 2022, our
non-beer
volumes increased 7.1% compared to the same period in 2021.
North America
In the
six-month
period ended 30 June 2022, our volumes in North America decreased by 1.8 million hectoliters, or 3.4%, compared to the six-month
period ended 30 June 2021.
In the United States, our
sales-to-wholesalers
(“STWs”) declined by 3.2% and our
sales-to-retailers
(“STRs”) declined by 3.9%. The beer industry remained resilient even in the context of a higher inflationary environment. Despite underperforming the industry, we remain confident in our commercial strategy to rebalance our portfolio toward faster growing segments. Our above core beer and spirits-based-ready-to-drink portfolios outperformed the industry, led by Michelob ULTRA which grew by double digits and Cutwater and NÜTRL vodka seltzer, which grew strong double-digits.
In Canada, our beer volume outperformed a soft industry this quarter, led by our core portfolio.
Middle Americas
In the
six-month
period ended 30 June 2022, our volumes in Middle Americas increased by 4.0 million hectoliters, or 5.9%, compared to the six-month
period ended 30 June 2021.
In Mexico, our volumes grew by
mid-single
digits, outperforming the industry, supported by ongoing channel and portfolio expansion. Our performance was driven by ongoing portfolio development, channel expansion and digital transformation. Our core brands delivered mid-single digit volume growth and our above core portfolio once again grew by double digits, led by Modelo and Michelob ULTRA. We continue to expand our distribution footprint, with the opening of over 150 new Modelorama stores and the continuation of the OXXO rollout, expanding into approximately 800 additional stores. Over 60% of our BEES customers are now also BEES Marketplace buyers.
In Colombia, our volumes grew by low teens, driven by the execution of our category expansion levers and supported by a favorable comparable. We continue to grow the beer category again delivering a new record high per capita consumption in the first half of 2022. Our premium and super premium portfolio reached an all-time
high volume, delivering over 40% volume growth led by our global brands and local premium brand, Club Colombia. More than 30% of our BEES customers are now also BEES Marketplace buyers.
In Peru, we delivered
mid-teens
volume growth in the first half of 2022, driven by ongoing portfolio transformation, route to market expansion and supported by continued post
COVID-19
recovery. Over 50% of BEES customers are now also BEES Marketplace buyers.
In Ecuador, we delivered
low-teens
volume growth in the first half of 2022, supported by continued expansion of the beer category and post COVID-19 recovery. 60% of BEES customers are now also BEES Marketplace buyers.
South America
In the
six-month
period ended 30 June 2022, our volumes in South America increased by 4.9 million hectoliters, or 6.8%, compared to the six-month
period ended 30 June 2021, with our beer volumes increasing 3.7% and soft drinks increasing 15.4%.
Excluding volume changes attributable to the acquisitions and disposals and transfers of businesses from the Global Export and Holding Companies, our total volumes increased by 6.6% in the six-month
period ended 30 June 2022, compared to the same period last year.
In Brazil, our total volume grew by 7.9% with beer volumes up by 5.2% and non-beer
volumes up by 16.5% in the first six months of 2022 compared to the same period last year. Our beer volumes once again outperformed the industry according to our estimates. Our premium and super premium brands delivered high-teens volume growth. Our core portfolio continued its momentum, increasing volumes by high single digits and we continued to invest behind developing our core plus brands. Over 60% of our BEES customers are now also BEES Marketplace buyers. Our DTC platform, Zé Delivery, fulfilled almost 15 million orders in the second quarter of 2022, and has reached 4.2 million monthly active users.

In Argentina, we reported a
low-single
digit volume growth.
EMEA
In EMEA, our volumes, including subcontracted volumes, for the six-month
period ended 30 June 2022 increased by 2.4 million hectoliters, or 6.0%, with our own beer volumes increasing by 5.7%, compared to the six-month
period ended 30 June 2021.
In Europe, our volumes grew by
low-single
digit. Our growth in the second quarter of 2022 was led by our global and super premium brands, which delivered high-single digit revenue growth. Our DTC product, PerfectDraft, expanded the active shopper base by more than 25% versus the second quarter of 2021.
In South Africa, volumes grew by
low-teens.
In the second quarter of 2022, our operations were impacted by significant production constraints due to floods impacting our Prospecton brewery. Underlying demand for our portfolio remains strong. Driven by BEES, digital channels now represent 91% of our revenues.
In Africa excluding South Africa, volumes were lower in Nigeria due to ongoing supply chain constraints. In other key markets, we continue to see strong consumer demand for our brands with double digit volume growth in Tanzania and Zambia and a low-single
digit volume growth in Uganda in the first six months of 2022.
Asia Pacific
For the
six-month
period ended 30 June 2022, our volumes decreased by 0.7 million hectoliters, or 1.5%, compared to the six-month
period ended 30 June 2021.
In China, the total industry declined
mid-single
digits, due to COVID-19 restrictions. The restrictions disproportionately impacted our key regions and sales channels, resulting in a 5.5% total volume decline, underperforming the industry according to our estimates. The operating environment gradually improved throughout the second quarter of 2022 resulting in volume growth of high-single digits in June year-over-year. Underlying consumer demand for our brands remained strong. As restrictions eased in June 2022, both our premium and super premium portfolios returned to volume growth increasing by double-digits.
In South Korea, volumes grew by high-single digits in the first six months of 2022, supported by further market share gains in both the on-premise
and
in-home
channels and continued improvement in the operating environment.
Global Export & Holding Companies
For the
six-month
period ended 30 June 2022, Global Export and Holding Companies volumes decreased by 0.2 million hectoliters, or 28.5% compared to the same period last year.
Excluding transfer of businesses mainly to the South America zone, our total volumes increased by 6.9% in the six-month
period ended 30 June 2022, compared to the same period last year.
Revenue
The following table reflects changes in revenue across our business segments for the six-month
period ended 30 June 2022 as compared to our revenue for the six-month
period ended 30 June 2021:

	Six-month period ended 30 June 2022	Six-month period ended 30 June 2021	Change

	(USD million)		(%) (1)
North America	8,192	8,040	1.9
Middle Americas	6,693	5,893	13.6
South America	5,333	4,146	28.6
EMEA	3,940	3,763	4.7
Asia Pacific	3,471	3,500	(0.8)
Global Export & Holding Companies	399	491	(18.7)

Total	28,027	25,832	8.5

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated revenue was USD 28,027 million for the
six-month
period ended 30 June 2022. This represented an increase of USD 2,195 million, or 8.5%, compared to our consolidated revenue for the six-month
period ended 30 June 2021 of USD 25,832 million. The results for the six-month
period ended 30 June 2022 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2021 and 2022, (ii) currency translation effects and (iii) changes in classification of commercial arrangements.

•
The 2021 and 2022 acquisitions and disposals and changes in classification of commercial arrangements negatively impacted our consolidated revenue by USD 229 million for the six-month
period ended 30 June 2022 compared to the
six-month
period ended 30 June 2021.

•
Our consolidated revenue for the
six-month
period ended 30 June 2022 also reflects a negative currency translation impact of USD 514 million mainly arising from currency translation effects in EMEA, Middle Americas and South America.

Excluding the effects of the acquisitions and disposals, changes in classification of commercial arrangements and currency translation effects, our revenue increased 11.5% and by 7.9% on a per hectoliter basis in the six-month
period ended 30 June 2022 compared to the same period in 2021. Our consolidated revenue for the six-month
period ended 30 June 2022 was partially impacted by the increase in volumes discussed above. On the same basis, our revenue on a per hectoliter basis for the six-month
period ended 30 June 2022 increased compared to the same period in 2021, driven by revenue management initiatives, ongoing premiumization and expansion of the beer category across most of our key markets.
The increase in our revenue per hectoliter in the
six-month
period ended 30 June 2022 was most significant in South America, primarily driven by double-digit revenue per hectoliter growth in Argentina, driven primarily by revenue management initiatives in a highly inflationary environment and Brazil driven by the consistent execution of our strategic priorities, continued recovery of out of home consumption occasions and channel expansion, in Middle Americas, driven primarily by revenue management initiatives and in EMEA, driven by revenue management initiatives, ongoing premiumization and continued
on-premise
recovery.
On the same basis, combined revenues of our global brands, Budweiser, Stella Artois and Corona, increased by 7.9% outside their home markets in the six-month
period ended 30 June 2022 compared to the same period of 2021.
Cost of Sales
The following table reflects changes in cost of sales across our business segments for the six-month
period ended 30 June 2022 as compared to the
six-month
period ended 30 June 2021:

	Six-month period ended 30 June 2022	Six-month period ended 30 June 2021	Change

	(USD million)		(%) (1)
North America	(3,349)	(3,080)	(8.7)
Middle Americas	(2,625)	(2,055)	(27.7)
South America	(2,792)	(2,091)	(33.5)
EMEA	(2,000)	(1,796)	(11.4)
Asia Pacific	(1,655)	(1,555)	(6.4)
Global Export & Holding Companies	(362)	(385)	6.0

Total	(12,784)	(10,963)	(16.6)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
Our consolidated cost of sales was USD 12,784 million for the six-month
period ended 30 June 2022. This represented an increase of USD 1,821 million, or 16.6% compared to our consolidated cost of sales for the six-month
period ended 30 June 2021. The results for the
six-month
period ended 30 June 2022 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2021 and 2022 and (ii) currency translation effects.

•
The 2021 and 2022 acquisitions and disposals positively impacted our consolidated cost of sales by USD 3 million for the six-month
period ended 30 June 2022 compared to the
six-month
period ended 30 June 2021.

•
Our consolidated cost of sales for the
six-month
period ended 30 June 2022 also reflects a positive currency translation impact of USD 224 million mainly arising from currency translation effects in EMEA, Middle Americas and Asia Pacific.

Excluding the effects of the acquisitions and disposals and currency translation effects, our cost of sales increased by USD 2,049 million or 18.7%. Our consolidated cost of sales for the six-month
period ended 30 June 2022 was partially impacted by increase in volumes discussed above. On the same basis, our consolidated cost of sales per hectoliter increased by 14.9%. This was primarily driven by anticipated commodity headwinds. The increase in cost of sales per hectoliter was most significant in South America, with Argentina in a high inflationary environment and Middle Americas.

Operating Expenses
The discussion below relates to our operating expenses, which equal the sum of our distribution, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the six-month
period ended 30 June 2022 as compared to the
six-month
period ended 30 June 2021. Our operating expenses do not include exceptional charges, which are reported separately.
Our operating expenses for the
six-month
period ended 30 June 2022 were USD 8,138 million, representing an increase of USD 37 million, or 0.5%, compared to our operating expenses for the same period in 2021.

	Six-month period ended 30 June 2022	Six-month period ended 30 June 2021	Change

	(USD million)		(%) (1)
Selling, General and Administrative expenses	(8,616)	(8,571)	(0.5)
Other operating income/(expenses)	478	470	1.7

Total Operating Expenses	(8,138)	(8,101)	(0.5)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
Selling, General and Administrative Expenses
The following table reflects changes in our distribution expenses, sales and marketing expenses and administrative expenses (our “selling, general and administrative expenses”) across our business segments for the six-month
period ended 30 June 2022 as compared to the
six-month
period ended 30 June 2021:

	Six-month period ended 30 June 2022	Six-month period ended 30 June 2021	Change

	(USD million)		(%) (1)
North America	(2,279)	(2,350)	3.0
Middle Americas	(1,631)	(1,577)	(3.4)
South America	(1,609)	(1,254)	(28.3)
EMEA	(1,341)	(1,496)	10.4
Asia Pacific	(999)	(1,126)	11.3
Global Export & Holding Companies	(756)	(769)	1.7

Total	(8,616)	(8,571)	(0.5)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
Our consolidated selling, general and administrative expenses were USD 8,616 million for the six-month
period ended 30 June 2022. This represented an increase of USD 45 million, or 0.5%, as compared to the six-month
period ended 30 June 2021. The results for the
six-month
period ended 30 June 2022 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2021 and 2022, (ii) currency translation effects and (iii) changes in classification of commercial arrangements.

•
The 2021 and 2022 acquisitions and disposals and changes in classification of commercial arrangements positively impacted our consolidated selling, general and administrative expenses by USD 213 million on a net basis for the six-month
period ended 30 June 2022 compared to the
six-month
period ended 30 June 2021.

•
Our consolidated selling, general and administrative expenses for the six-month
period ended 30 June 2022 also reflects a positive currency translation impact of USD 188 million mainly arising from currency translation effects in EMEA, Middle Americas and Asia Pacific.

Excluding the effects of the acquisitions and disposals and currency translation effects, our consolidated selling, general and administrative expenses increased by 5.3% due primarily to elevated supply chain costs.

Other operating income/(expense)
The following table reflects changes in other operating income and expenses across our business segments for the six-month
period ended 30 June 2022 as compared to the
six-month
period ended 30 June 2021:

	Six-month period ended 30 June 2022	Six-month period ended 30 June 2021	Change

	(USD million)		(%) (1)
North America	28	15	86.7
Middle Americas	(12)	5	—
South America	312	287	8.7
EMEA	88	92	(4.3)
Asia Pacific	67	64	4.7
Global Export & Holding Companies	(5)	7	—

Total	478	470	1.7

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
The net positive effect of our consolidated other operating income and expenses was USD 478 million for the six-month
period ended 30 June 2022. This represented an increase of USD 8 million, as compared to the six-month
period ended 30 June 2021. The results for the
six-month
period ended 30 June 2022 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2021 and 2022, (ii) the 2021 and 2022 Brazilian tax credits, and (iii) currency translation effects.

•
The 2021 and 2022 acquisitions and disposals and the Brazilian tax credits negatively impacted our net consolidated other operating income and expenses by USD 18 million on a net basis for the six-month
period ended 30 June 2022 compared to the
six-month
period ended 30 June 2021.

•	Our net consolidated other operating income and expenses for the six-month period ended 30 June 2022 had no significant currency translation impact.
Excluding the effects of the business acquisitions and disposals, Brazilian tax credits and currency translation effects, our net consolidated other operating income and expenses increased by 9.3%, mainly driven by higher government grants.
Exceptional Items
Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be significant in nature.
For the
six-month
period ended 30 June 2022, exceptional items included in profit from operations consisted of
COVID-19
costs, restructuring charges, business and asset disposal (including impairment losses) and AB InBev Efes related costs. Exceptional items were as follows for six-month
period ended 30 June 2022 and 2021:

	Six-month period ended 30 June 2022	Six-month period ended 30 June 2021

	(USD million)
COVID-19 costs	(13)	(54)
Restructuring	(51)	(97)
Business and asset disposal (including impairment losses)	6	14
Acquisition costs / Business combinations	—	(6)
AB InBev Efes related costs	(47)	—
Zenzele Kabili costs	—	(73)

Total	(105)	(217)

COVID-19
costs
Cost associated with
COVID-19
pandemic amounted to USD 13 million for the
six-month
period ended 30 June 2022 (30 June 2021: USD 54 million). These expenses mainly comprise costs related to personal protective equipment for our colleagues and other costs incurred as a direct consequence of the
COVID-19
pandemic.

Restructuring
Exceptional restructuring charges amounted to a net cost of USD 51 million for the six-month
period ended 30 June 2022 as compared to a net cost of USD 97 million for the six-month
period ended 30 June 2021. These charges primarily relate to organizational alignments and aim to eliminate overlapping organizations or duplicated processes, taking into account the right match of employee profiles with the new organizational requirements. These expenses provide us with a lower cost base in addition to a stronger focus on our core activities, quicker decision-making and improvements to efficiency, service and quality.
AB InBev Efes related costs
During the
six-month
period ended 30 June 2022, we incurred exceptional costs of USD 47 million related to AB InBev Efes, following the discontinuation of exports to the region and our forfeiture of benefits from the operations of the associate.
Zenzele Kabili
In May 2021, we set up a new broad-based black economic empowerment
(“B-BBEE”)
scheme (the “Zenzele Kabili scheme”) and reported USD 73 million in exceptional items mainly representing the IFRS 2 cost related to the grant of shares to qualifying SAB retailers and employees participating in the Zenzele Kabili scheme.
Profit from Operations
The following table reflects changes in profit from operations across our business segments for the six-month
period ended 30 June 2022 as compared to the
six-month
period ended 30 June 2021:

	Six-month period ended 30 June 2022	Six-month period ended 30 June 2021	Change

	(USD million)		(%) (1)
North America	2,570	2,612	(1.6)
Middle Americas	2,416	2,207	9.5
South America	1,234	1,065	15.9
EMEA	667	461	44.8
Asia Pacific	879	860	2.2
Global Export & Holding Companies	(766)	(654)	(17.1)

Total	7,000	6,551	6.9

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
Our profit from operations amounted to USD 7,000 million for the six-month
period ended 30 June 2022. This represented an increase of USD 449 million, as compared to our profit from operations for the six-month
period ended 30 June 2021. The results for the
six-month
period ended 30 June 2022 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2021 and 2022, (ii) the 2021 and 2022 Brazilian tax credits, (iii) currency translation effects and (iv) the effects of certain exceptional items as described above.

•
The 2021 and 2022 acquisitions and disposals and the Brazilian tax credits negatively impacted our consolidated profit from operations by USD 30 million for the six-month period ended 30 June 2022 compared to the six-month period ended 30 June 2021.

•	Our consolidated profit from operations for the six-month period ended 30 June 2022 also reflects a negative currency translation impact of USD 96 million.

•
Our profit from operations for the
six-month
period ended 30 June 2022 was negatively impacted by USD 105 million of certain exceptional items, as compared to a negative impact of USD 217 million for the six-month
period ended 30 June 2021. See “Exceptional Items” above for a description of exceptional items that impacted our profit from operations for the six-month
period ended 30 June 2022 and 2021.

Excluding the effects of the acquisitions and disposals, the Brazilian tax credits and currency translation effects, our profit from operations increased by 8.8%. This increase was most significant in South America, EMEA and Middle Americas.
Normalized EBITDA
The following table reflects changes in our Normalized EBITDA, for the six-month
period ended 30 June 2022 as compared to the
six-month
period ended 30 June 2021:

	Six-month period ended 30 June 2022	Six-month period ended 30 June 2021	Change

	(USD million)		(%) (1)
Profit attributable to equity holders of AB InBev	1,692	2,458	(31.2)
Profit attributable to non-controlling interests	782	616	26.9
Profit of the period	2,474	3,074	(19.5)
Net finance cost	2,268	2,346	(3.3)
Income tax expense	1,244	1,231	1.1
Share of result of associates	(129)	(100)	(29.0)
Exceptional share of results of associates	1,143	—	—

Profit from operations	7,000	6,551	6.9
Exceptional items	105	217	(51.6)

Profit from operations, before exceptional items (2)	7,105	6,768	5.0
Depreciation, amortization and impairment	2,477	2,345	5.6

Normalized EBITDA (3)	9,583	9,114	5.1

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)
Profit from operations, before exceptional items is a
non-IFRS
measure. See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2021 Compared to Year Ended 31 December 2020—Normalized EBITDA” of our 2021 Annual Report for additional information on our definition and use of Profit from operations, before exceptional items.

(3)
Normalized EBITDA is a
non-IFRS
measure. See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2021 Compared to Year Ended 31 December 2020—Normalized EBITDA” of our 2021 Annual Report for additional information on our definition and use of Normalized EBITDA.

Our Normalized EBITDA amounted to USD 9,583 million for the
six-month
period ended 30 June 2022. This represented an increase of USD 469 million, or 5.1%, as compared to our Normalized EBITDA for the six-month
period ended 30 June 2021. The results for the
six-month
period ended 30 June 2022 reflect (i) the performance of our business after the completion of the acquisitions and disposals we undertook in 2021 and 2022, (ii) the Brazilian tax credits and (iii) currency translation effects. Excluding the effects of the business acquisitions and disposals, the Brazilian tax credits and currency translation effects, our Normalized EBITDA increased by 7.5%.
Net Finance Income/(Cost)
Our net finance income/(cost) items were as follows for the
six-month
period ended 30 June 2022 and 30 June 2021:

	Six-month period ended 30 June 2022	Six-month period ended 30 June 2021	Change

	(USD million)		(%) (1)
Net interest expense	(1,683)	(1,817)	7.4
Net interest on net defined benefit liabilities	(37)	(37)	—
Accretion expense	(336)	(265)	(26.8)
Mark-to-market	162	348	(53.4)
Net interest income on Brazilian tax credits	113	76	48.7
Other financial results	(501)	(353)	(41.9)

Net finance cost before exceptional finance results	(2,282)	(2,047)	(11.5)
Mark-to-market	134	283	(52.7)
Early termination fee of Bonds and Other	(120)	(582)	79.3

Exceptional net finance income/(cost)	14	(299)	—

Net finance income/(cost)	(2,268)	(2,346)	3.3

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our net finance cost for the
six-month
period ended 30 June 2022 was USD 2,268 million, as compared to a net finance cost of USD 2,346 million for the six-month
period ended 30 June 2021, representing a cost reduction of USD 78 million.
The net finance costs before exceptional financial items increased from USD 2,047 million for the six-month
period ended 30 June 2021 to USD 2,282 million for the
six-month
period ended 30 June 2022. We reported a positive
mark-to-market
adjustment of USD 162 million in the
six-month
period ended 30 June 2022, linked to the hedging of our share-based payment program, compared to a positive mark-to-market
adjustment of USD 348 million in the
six-month
period ended 30 June 2021.
The number of shares covered by the hedging of our share-based payment programs, together with the opening and closing share prices, are shown below:

	Six-month period ended 30 June 2022	Six-month period ended 30 June 2021
Share price at the start of the six-month period (in euro)	53.17	57.01
Share price at the end of the six-month period (in euro)	51.36	60.81
Number of derivative equity instruments at the end of the period (in millions)	55.0	55.0
Exceptional net finance income/(cost) includes a positive
mark-to-market
adjustment of USD 134 million on derivative instruments entered into to hedge the shares issued in relation to the combination with Grupo Modelo and SAB, compared to a positive mark-to-market
adjustment of USD 283 million for the
six-month
period ended 30 June 2021. The number of shares covered by the hedging of the deferred share instrument and the restricted shares, together with the opening and closing share prices, are shown below:

	Six-month period ended 30 June 2022	Six-month period ended 30 June 2021
Share price at the start of the six-month period (in euro)	53.17	57.01
Share price at the end of the six-month period (in euro)	51.36	60.81
Number of derivative equity instruments at the end of the period (in millions)	45.5	45.5
Other exceptional net finance cost for the
six-month
period ended 30 June 2022 was mainly impacted by losses resulting from the early termination of certain bonds.
Share of Results of Associates
Our share of results of associates for the
six-month
period ended 30 June 2022 was USD 129 million as compared to USD 100 million for the six-month
period ended 30 June 2021.
Exceptional Share of Results of Associates
Our exceptional share of results of associates for the
six-month
period ended 30 June 2022 includes the
non-cash
impairment of USD 1,143 million we recorded on our investment in AB InBev Efes.
Income Tax Expense
Our total income tax expense for the
six-month
period ended 30 June 2022 was USD 1,244 million, with an effective tax rate of 26.3%, as compared to an income tax expense of USD 1,231 million and an effective tax rate of 29.3% for the six-month
period ended 30 June 2021. The effective tax rate for the
six-month
period ended 30 June 2022 and 2021 was positively impacted by the non-taxable
gains from derivatives related to the hedging of share-based payment programs and the hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB.
Profit Attributable to
Non-Controlling
Interests
Profit attributable to
non-controlling
interests was USD 782 million for the
six-month
period ended 30 June 2022, an increase of USD 166 million from USD 616 million for the six-month
period ended 30 June 2021, mainly driven by improved performance for the six-month
period ended 30 June 2022, compared to the same period of last year.
Profit Attributable to Our Equity Holders
Profit attributable to our equity holders for the
six-month
period ended 30 June 2022 was USD 1,692 million compared to USD 2,458 million for the same period in 2021. Basic earnings per share of USD 0.84 is based on 2,012 million shares outstanding, representing the weighted average number of ordinary and restricted shares outstanding during the six-month
period ended 30 June 2022, where weighted average number of ordinary and restricted shares means, for any period, the number of shares outstanding at the beginning of the period, adjusted by the number of shares canceled, repurchased or issued during the period, including deferred share instruments and stock lending, multiplied by a time-weighting factor.

Excluding the
after-tax
impact of exceptional items discussed above under “—Exceptional Items, “—Net Finance Income/(Cost)” and “—Exceptional Share of Results of Associates”, profit attributable to our equity holders for the six-month
period ended 30 June 2022 would have been a gain of USD 2,860 million, and basic earnings per share would have been USD 1.42.
Underlying EPS for the
six-month
period ended 30 June 2022 was USD 1.33. Underlying EPS is basic earnings per share excluding the after-tax
exceptional items discussed above under “—Exceptional Items, “—Net Finance Income/(Cost)” and “—Exceptional Share of Results of Associates”, the
mark-to-market
of the hedging of our share-based payment programs and the impact of hyperinflation accounting.
The decrease in profit attributable to our equity holders for the six-month
period ended 30 June 2022 was primarily due to the exceptional share of results of associates discussed above and lower positive mark-to-market
adjustment linked to the hedging of our share-based payment programs and the shares issued in transactions related to the combination with Grupo Modelo and SAB compared to gains on these derivatives in the six-month
period ended 30 June 2021, partially offset by the increase in profit from operations discussed above.

	Six-month period ended 30 June 2022	Six-month period ended 30 June 2021

	(USD million)
Profit attributable to equity holders of AB InBev	1,692	2,458
Exceptional items, before taxes, attributable to equity holders of AB InBev	105	217
Exceptional net finance cost, before taxes, attributable to equity holders of AB InBev	(14)	299
Exceptional share of results of associates	1,143	—
Exceptional taxes attributable to equity holders of AB InBev	(69)	(42)
Exceptional non-controlling interest	3	(7)

Profit before exceptional items, attributable to equity holders of AB InBev (1)	2,860	2,924
Note:

(1)
Profit before exceptional items, attributable to equity holders of AB InBev is a non-IFRS
measure. Profit before exceptional items, attributable to equity holders of AB InBev is equivalent to the measure Profit from continuing operations before exceptional items and discontinued operations, attributable to equity holders of AB InBev presented in our 2021 Annual Report. There were no discontinued operations in the six-month
periods ended 30 June 2022 and 2021. See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2021 Compared to Year Ended 31 December 2020—Profit Attributable to Our Equity Holders” of our 2021 Annual Report for additional information on our definition and use of Profit before exceptional items, attributable to equity holders of AB InBev.

	Six-month period ended 30 June 2022	Six-month period ended 30 June 2021

	(USD per share)
Basic earnings per share	0.84	1.23

Exceptional items, before taxes, attributable to equity holders of AB InBev	0.05	0.11
Exceptional net finance cost, before taxes, attributable to equity holders of AB InBev	(0.01)	0.15
Exceptional share of results of associates	0.57	—
Exceptional taxes attributable to equity holders of AB InBev	(0.03)	(0.02)

Basic EPS before exceptional items (1)	1.42	1.46
Mark-to-market (hedging of our share-based payment programs)	(0.08)	(0.17)
Hyperinflation accounting impacts in EPS	(0.01)	0.02

Underlying EPS (2)	1.33	1.30
Note:

(1)
Basic EPS before exceptional items is a
non-IFRS
measure. Basic EPS before exceptional items is equivalent to the measure Basic EPS from continuing operations before exceptional items presented in our 2021 Annual Report. There were no discontinued operations in the six-month
periods ended 30 June 2022 and 2021. See “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2021 Compared to the Year Ended 31 December 2020—Profit Attributable to Our Equity Holders” of our 2021 Annual Report for additional information on our definition and use of Basic EPS before exceptional items.

(2)
Underlying EPS is a non-IFRS measure. See “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2021 Compared to the Year Ended 31 December 2020—Profit Attributable to Our Equity Holders” of our 2021 Annual Report for additional information on our definition and use of Underlying EPS. Underlying Profit is a non-IFRS measure. Underlying Profit is the Profit attributable to equity holders, before exceptional items, the mark-to-market of the hedging of our share-based payment programs, the impact of hyperinflation accounting and the impact of discontinued operations. Underlying EPS is the Underlying Profit divided by the weighted average number of ordinary and restricted shares.

The calculation of earnings per share is based on 2,012 million shares outstanding, representing the weighted average number of ordinary and restricted shares outstanding during the six-month
period ended 30 June 2022 (30 June 2021: 2,004 million shares).
Impact of Changes in Foreign Exchange Rates
Foreign exchange rates have a significant impact on our consolidated financial statements. The following table sets forth the percentage of our revenue realized by currency for the six-month
period ended 30 June 2022 and 2021:

	Six-month period ended
	30 June 2022	30 June 2021
U.S. dollar	29.3%	32.2%
Brazilian real	13.7%	11.5%
Mexican peso	10.3%	9.7%
Chinese yuan	9.4%	10.7%
Euro	5.5%	6.1%
Colombian peso	4.1%	3.9%
South African rand	3.9%	3.8%
Canadian dollar	3.4%	3.8%
Argentinean peso (1)	3.3%	2.7%
Peruvian peso	2.8%	2.5%
South Korean won	2.1%	2.2%
Pound sterling	2.1%	2.7%
Dominican peso	2.0%	2.1%
Other	8.0%	6.0%
Note:

(1)	Hyperinflation accounting was adopted starting from the September year-to-date 2018 results.
Liquidity and Capital Resources
The following table sets forth our consolidated cash flows for the six-month
period ended 30 June 2022 and 2021:

	Six-month period ended 30 June 2022	Six-month period ended 30 June 2021

	(USD million)
Cash flow from operating activities	2,182	3,939
Cash flow from/(used in) investing activities	(1,917)	(2,209)
Cash flow from/(used in) financing activities	(5,392)	(10,107)

Net increase/(decrease) in cash and cash equivalents	(5,128)	(8,377)
Cash flow from operating activities
The following table sets forth our cash flow from operating activities for the six-month
period ended 30 June 2022 and 30 June 2021:

	Six-month period ended 30 June 2022	Six-month period ended 30 June 2021

	(USD million)
Profit	2,474	3,074
Interest, taxes and non-cash items included in profit	7,015	6,062

Cash flow from operating activities before changes in working capital and provisions	9,489	9,134

Change in working capital	(3,339)	(1,327)
Pension contributions and use of provisions	(195)	(258)
Interest and taxes (paid)/received	(3,823)	(3,696)
Dividends received	50	86

Cash flow from operating activities	2,182	3,939

Cash flow from operating activities was USD 2,182 million for the six-month
period ended 30 June 2022 compared to USD 3,939 million for
six-month
period ended 30 June 2021. The decrease was primarily driven by changes in working capital for the first six months of 2022 compared to the same period last year as 2021 figures were impacted by lower capital expenditure and bonus accruals in 2020. In addition, changes in working capital in the first half of 2022 and 2021 reflect higher working capital levels end of June than at year-end
as a result of seasonality.
Cash flow from investing activities
The following table sets forth our cash flow from investing activities for the six-month
period ended 30 June 2022 and 2021:

	Six-month period ended 30 June 2022	Six-month period ended 30 June 2021

	(USD million)
Net capital expenditure (1)	(1,939)	(2,104)
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	(44)	(203)
Net proceeds from the sale/(acquisition) of other assets	66	98

Cash flow from / (used in) investing activities	(1,917)	(2,209)
Note:

(1)	Net capital expenditure consists of acquisitions of plant, property and equipment and of intangible assets, minus proceeds from sale.
Cash flow from investing activities was a net cash outflow of USD 1,917 million for the six-month
period ended 30 June 2022 compared to a net cash outflow of USD 2,209 million for the six-month
period ended 30 June 2021. The decrease in the cash flow from investing activities was mainly due to lower net capital expenditures and lower outflows from acquisition of subsidiaries in 2022 compared to 2021.
Our net capital expenditures were USD 1,939 million for the
six-month
period ended 30 June 2022 and USD 2,104 million for the
six-month
period ended 30 June 2021. Out of the total half-year 2022 capital expenditures approximately 32% was used to improve our production facilities, 49% was used for logistics and commercial investments and 19% was used for improving administrative capabilities and the purchase of hardware and software.
Cash flow from financing activities
The following table sets forth our cash flow from financing activities for the six-month
period ended 30 June 2022 and 2021:

	Six-month period ended 30 June 2022	Six-month period ended 30 June 2021

	(USD million)
Dividends paid	(1,276)	(1,382)
Net (payments on)/proceeds from borrowings	(3,452)	(7,999)
Payments of lease liabilities	(286)	(256)
Other (including purchase of non-controlling interests)	(378)	(470)

Cash flow from / (used in) financing activities	(5,392)	(10,107)
Cash outflow from financing activities was USD 5,392 million for the six-month
period ended 30 June 2022, compared to a cash outflow of USD 10,107 million for the six-month
period ended 30 June 2021. The decrease is primarily driven by lower payments of borrowings in 2022 compared in 2021.
In addition to a very comfortable debt maturity profile and strong cash flow generation, as of 30 June 2022, we had total liquidity of USD 17.0 billion, which consisted of USD 10.1 billion available under committed long-term credit facilities and USD 6.9 billion of cash, cash equivalents and short-term investments in debt securities less bank overdrafts. Although we may borrow such amounts to meet our liquidity needs, we principally rely on cash flows from operating activities to fund the company’s operations.
Capital Resources and Equity
Our net debt was USD 75.9 billion as of 30 June 2022 as compared to USD 76.2 billion as of 31 December 2021. Apart from operating results net of capital expenditures, the net debt was mainly impacted by payments of interests and taxes (USD 3.8 billion increase of net debt), dividend payments to shareholders of AB InBev and Ambev (USD 1.3 billion decrease of net debt) and foreign exchange impact on net debt (USD 2.3 billion decrease of net debt).

We will continue to proactively manage our debt portfolio. After redemptions in January 2022, 94% of our bond portfolio holds a fixed-interest rate, 44% is denominated in currencies other than USD and maturities are well-distributed across the next several years.
Consolidated equity attributable to our equity holders as at 30 June 2022 was USD 71,550 million, compared to USD 68,669 million as at 31 December 2021. The net increase in equity results from the profit attributable to equity shareholders and foreign exchange gains on translation of foreign operations primarily related to the combined effect of the appreciation of the closing rates of the Peruvian Sol, the British Pound, the Mexican Pesos, and the Brazilian real and the weakening of the closing rate of the Euro, which resulted in a foreign exchange translation adjustment of USD 2,101 million as of 30 June 2022 (increase of equity). This increase in equity is partially offset by dividends paid.
The chart below shows the bond repayment schedule as of 30 June 2022 (figures in USD billion):
Further details on interest bearing loans and borrowings, repayment schedules and liquidity risk are disclosed in notes 17 and 19 to our unaudited interim report as of 30 June 2022 and for the six-month
period ended 30 June 2022 and 2021.
Adoption of hyperinflation accounting in Argentina
In May 2018, the Argentinean peso underwent a severe devaluation resulting in the three-year cumulative inflation of Argentina exceeding 100% in 2018, thereby triggering the requirement to transition to hyperinflation accounting as prescribed by IAS 29
Financial Reporting in Hyperinflationary Economies
as of 1 January 2018.
Consequently, we have applied hyperinflation accounting for our Argentinean subsidiaries for the first time in the year to date September 2018 unaudited interim report, with effect as of 1 January 2018.
The results for the
six-month
period ended 30 June 2022 were translated at the June 2022 closing rate of 125.210300 Argentinean pesos per US dollar. The results for the six-month
period ended 30 June 2021, were translated at the June 2021 closing rate of 95.730147 Argentinean pesos per US dollar.
The impact of hyperinflation accounting for the period ended 30 June 2022 amounted to USD (2) million decrease in revenue, USD 138 million positive monetary adjustment reported in the finance line and represented USD 0.01 earnings per share excluding exceptional items.

Guarantor Financial Information
The debt securities issued by (i) Anheuser-Busch InBev Finance Inc. (“
ABIFI
”) under Indentures dated as of January 17, 2013, January 25, 2016 and May 15, 2017, in each case among ABIFI, Anheuser-Busch InBev SA/NV (the “
Parent Guarantor
”), the subsidiary guarantors listed therein and the Bank of New York Mellon Trust Company, N.A., as trustee (ii) Anheuser-Busch InBev Worldwide Inc. (“
ABIWW
”) under Indentures dated as of October 16, 2009, December 16, 2016 and April 4, 2018, in each case among ABIWW, the Parent Guarantor, the subsidiary guarantors listed therein and the Bank of New York Mellon Trust Company, N.A, as trustee and (iii) Anheuser-Busch Companies, LLC (“
ABC
”) and ABIWW, as
co-issuers,
under the Indenture dated as of November 13, 2018, among ABC, ABIWW, the subsidiary guarantors listed therein and the Bank of New York Mellon Trust Company, N.A., as trustee, are, in each case, fully and unconditionally guaranteed by the Parent Guarantor and jointly and severally guaranteed by Brandbrew S.A., Brandbev S.à r.l. and Cobrew NV, and by ABC (in respect of debt issued by ABIFI and/or ABIWW (as sole issuer)), ABIWW (in respect of debt issued by ABIFI) and by ABIFI (in respect of debt issued by ABIWW and/or ABC) on a full and unconditional basis. The Parent Guarantor owns, directly or indirectly, 100% of each of ABIFI, ABIWW, ABC, Brandbrew S.A., Brandbev S.à r.l. and Cobrew NV.
Each guarantee provided under the aforementioned indentures is referred to as a “
Guarantee
” and collectively, the “
Guarantees
”; the subsidiaries of the Parent Guarantor providing Guarantees are referred to as the “
Subsidiary Guarantors
” and the Parent Guarantor and Subsidiary Guarantors collectively are referred to as the “
Guarantors
”. ABIWW, ABIFI and ABC are collectively referred to as the “
Issuers
”.
For disclosure required by Rule
13-01
of Regulation
S-X
of certain terms and conditions of the guarantees and how the issuer and guarantor structure and other factors may affect payments to the holder of the debt securities see “Item 5. Operating and Financial Review—G. Liquidity and Capital Resources—Guarantor Financial Information” of our 2021 Annual Report.
Summarized financial information is presented below for Anheuser-Busch InBev SA/NV, the Issuers and the Subsidiary Guarantors on a combined basis after elimination of intercompany transactions and balances among them and does not include investments in and equity in the earnings of non-guarantor
subsidiaries. The intercompany balances with
Non-Guarantor
Subsidiaries have been presented separately. This summarized financial information is not intended to present the financial position or results of operations of Anheuser-Busch InBev SA/NV, the Issuers and the Subsidiary Guarantors in accordance with IFRS.

	Six-month period ended 30 June 2022	Year ended 31 December 2021
	USD million	USD million
Statement of Income Data
Revenue (1)	7,410	14,920
Gross profit (1)	3,955	8,339
Profit for the period (1)	1,150	2,055

	Six-month period ended 30 June 2022	Year ended 31 December 2021
	USD million	USD million
Balance Sheet Data
Due from non-guarantor subsidiaries	74,987	78,031
Other non-current assets	61,539	61,434
Non-current assets	136,526	139,465
Due from non-guarantor subsidiaries	13,516	7,160
Other current assets	11,904	11,874
Current assets	25,420	19,034
Due to non-guarantor subsidiaries	47,435	48,960
Other non-current liabilities	88,309	93,317
Non-current liabilities	135,744	142,277
Due to non-guarantor subsidiaries	15,701	14,937
Other current liabilities	24,564	22,303
Current liabilities	40,265	37,240
Note:

(1)
For the six-month period ended 30 June 2022, revenue, gross profit and profit for the period includes USD 151 million, USD (212) million and USD 648 million of intercompany transactions with non-guarantor subsidiaries and related parties, respectively. For the year ended 31 December 2021, revenue, gross profit and profit for the period includes USD 344 million, USD (500) million and USD 3,162 million of intercompany transactions with non-guarantor subsidiaries and related parties, respectively.

2022 OUTLOOK
We expect our Normalized EBITDA to grow
in-line
with our medium-term outlook of between
4-8%,
excluding the impact of currency translation effects, and our revenue to grow ahead of Normalized EBITDA from a healthy combination of volume and price. The outlook for 2022 reflects our current assessment of the scale and magnitude of the
COVID-19
pandemic, which is subject to change as we continue to monitor ongoing developments.
Net pension interest expenses and accretion expenses are expected to be in the range of USD 170 to 200 million per quarter, depending on currency and interest rate fluctuations. We expect the average gross debt coupon in 2022 to be approximately 4.0%. Net finance costs will continue to be impacted by any gains and losses related to the hedging of our share-based payment programs.
We expect net capital expenditure of between USD 4.5 and 5.0 billion in 2022.

Index

Unaudited condensed consolidated interim financial statements	2
Unaudited condensed consolidated interim income statement	2
Unaudited condensed consolidated interim statement of comprehensive income/(loss)	3
Unaudited condensed consolidated interim statement of financial position	4
Unaudited condensed consolidated interim statement of changes in equity	5
Unaudited condensed consolidated interim statement of cash flows	6
Notes to the unaudited condensed consolidated interim financial statements	7

-1
-

Unaudited condensed consolidated interim financial statements

Unaudited condensed consolidated interim income statement

For the six-month period ended 30 June
Million US dollar, except earnings per shares in US dollar	Notes	2022	2021¹
Revenue		28 027	25 832

Cost of sales		(12 784)	(10 963)

Gross profit		15 243	14 869

Distribution expenses		(3 076)	(2 791)
Sales and marketing expenses		(3 304)	(3 532)
Administrative expenses		(2 237)	(2 247)
Other operating income/(expenses)		478	470
Exceptional costs above profit from operations	7	(105)	(217)

Profit from operations		7 000	6 551

Finance cost	8	(2 962)	(3 191)
Finance income	8	694	845

Net finance income/(cost)		(2 268)	(2 346)

Share of result of associates	13	129	100
Exceptional share of results of associates	7 / 13	(1 143)	—

Profit before tax		3 718	4 305

Income tax expense	9	(1 244)	(1 231)

Profit of the period		2 474	3 074

Profit of the period attributable to:
Equity holders of AB InBev		1 692	2 458
Non-controlling interest		782	616

Basic earnings per share	16	0.84	1.23
Diluted earnings per share	16	0.83	1.20
The accompanying notes are an integral part of these consolidated financial statements.

1	Amended to conform to 2022 presentation.

2

Unaudited condensed consolidated interim statement of comprehensive income/(loss)

For the six-month period ended 30 June
Million US dollar	Notes	2022	2021
Profit of the period		2 474	3 074

Other comprehensive income/(loss): items that will not be reclassified to profit or loss:
Re-measurements of post-employment benefits	16	1	(9)
		1	(9)
Other comprehensive income/(loss): items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	16	2 412	(1 164)
Effective portion of changes in fair value of net investment hedges		(417)	(91)
Cash flow hedges recognized in equity		189	463
Cash flow hedges reclassified from equity to profit or loss		(451)	(285)
		1 733	(1 078)
Other comprehensive income/(loss), net of tax		1 734	(1 087)

Total comprehensive income/(loss)		4 208	1 987

Attributable to:
Equity holders of AB InBev		3 584	1 289
Non-controlling interest		624	697
The accompanying notes are an integral part of these consolidated financial statements.

3

Unaudited condensed consolidated interim statement of financial position

As at
Million US dollar	Notes	30 June 2022	31 December 2021
ASSETS
Non-current assets
Property, plant and equipment	10	26 320	26 678
Goodwill	11	115 392	115 796
Intangible assets	12	40 421	40 430
Investment in associates	13	4 533	5 874
Investment securities	15	164	161
Deferred tax assets		2 233	1 969
Employee benefits		5	5
Income tax receivables		740	1 137
Derivatives	19	133	48
Trade and other receivables	14	1 735	1 580

Total non-current assets		191 677	193 678

Current assets
Investment securities	15	334	374
Inventories		6 107	5 399
Income tax receivables		512	381
Derivatives	19	850	621
Trade and other receivables	14	5 861	5 046
Cash and cash equivalents	15	7 027	12 097
Assets classified as held for sale		30	30

Total current assets		20 720	23 949

Total assets		212 397	217 627

EQUITY AND LIABILITIES
Equity
Issued capital	16	1 736	1 736
Share premium		17 620	17 620
Reserves		17 760	15 431
Retained earnings		34 435	33 882

Equity attributable to equity holders of AB InBev		71 550	68 669

Non-controlling interests		11 200	10 671

Total equity		82 750	79 340

Non-current liabilities
Interest-bearing loans and borrowings	17	82 117	87 369
Employee benefits		2 142	2 261
Deferred tax liabilities		12 066	12 204
Income tax payables		619	726
Derivatives	19	266	100
Trade and other payables		1 097	1 008
Provisions		447	436

Total non-current liabilities		98 755	104 104

Current liabilities
Bank overdrafts	15	130	53
Interest-bearing loans and borrowings	17	1 185	1 408
Income tax payables		1 079	1 334
Derivatives	19	5 587	5 786
Trade and other payables		22 748	25 434
Provisions		163	169

Total current liabilities		30 892	34 184

Total equity and liabilities		212 397	217 627

The accompanying notes are an integral part of these consolidated financial statements.

4

Unaudited condensed consolidated interim statement of changes in equity

		Attributable to equity holders of AB InBev
Million US dollar	Notes	Issued Capital	Share premium	Treasury shares	Reserves 1	Other comprehensive income reserves	Retained earnings	Total	Non-controlling interest	Total Equity
As per 1 January 2021		1 736	17 620	(4 911)	53 550	(30 841)	30 870	68 024	10 327	78 351
Profit of the period		—	—	—	—	—	2 458	2 458	616	3 074
Other comprehensive income/(loss) 1	16	—	—	—	—	(1 168)	—	(1 168)	81	(1 087)

Total comprehensive income/(loss)		—	—	—	—	(1 168)	2 458	1 289	697	1 987

Dividends		—	—	—	—	—	(1 139)	(1 139)	(186)	(1 325)
Treasury shares		—	—	710	—	—	(690)	20	—	20
Share-based payments	18	—	—	—	309	—	—	309	12	321
Hyperinflation monetary adjustments		—	—	—	—	—	131	131	81	212
Scope and other changes		—	—	—	—	—	(38)	(38)	34	(5)

As per 30 June 2021		1 736	17 620	(4 201)	53 859	(32 009)	31 591	68 596	10 965	79 561

		Attributable to equity holders of AB InBev
Million US dollar	Notes	Issued Capital	Share premium	Treasury shares	Reserves	Other comprehensive income reserves	Retained earnings	Total	Non-controlling interest	Total Equity
As per 1 January 2022		1 736	17 620	(3 994)	54 001	(34 577)	33 882	68 669	10 671	79 340
Profit of the period		—	—	—	—	—	1 692	1 692	782	2 474
Other comprehensive income/(loss)	16	—	—	—	—	1 892	—	1 892	(158)	1 734

Total comprehensive income/(loss)		—	—	—	—	1 892	1 691	3 584	624	4 208

Dividends		—	—	—	—	—	(1 190)	(1 190)	(219)	(1 409)
Treasury shares		—	—	184	—	—	(112)	72	—	72
Share-based payments	18	—	—	—	254	—	—	254	5	259
Hyperinflation monetary adjustments		—	—	—	—	—	205	205	127	332
Scope and other changes		—	—	—	—	—	(42)	(42)	(9)	(51)

As per 30 June 2022		1 736	17 620	(3 810)	54 254	(32 685)	34 435	71 550	11 200	82 750

The accompanying notes are an integral part of these consolidated financial statements.

1	Amended to conform to 2022 presentation.

5

Unaudited condensed consolidated interim statement of cash flows

For the six-month period ended 30 June
Million US dollar	Notes	2022	2021¹
OPERATING ACTIVITIES
Profit of the period		2 474	3 074
Depreciation, amortization and impairment		2 477	2 367
Net finance cost/(income)	8	2 268	2 346
Equity-settled share-based payment expense	16	237	345
Income tax expense	9	1 244	1 231
Other non-cash items		(225)	(127)
Share of result of associates and joint ventures	13	1 014	(100)

Cash flow from operating activities before changes in working capital and use of provisions		9 489	9 134
Decrease/(increase) in trade and other receivables		(581)	(755)
Decrease/(increase) in inventories		(833)	(894)
Increase/(decrease) in trade and other payables		(1 925)	322
Pension contributions and use of provisions		(195)	(258)

Cash generated from operations		5 955	7 549
Interest paid		(2 082)	(2 238)
Interest received		177	72
Dividends received		50	86
Income tax paid		(1 918)	(1 530)

Cash flow from operating activities		2 182	3 939

INVESTING ACTIVITIES
Acquisition of property, plant and equipment and of intangible assets	10/12	(2 002)	(2 174)
Proceeds from sale of property, plant and equipment and of intangible assets		63	70
Acquisition of subsidiaries, net of cash acquired	6	(44)	(210)
Sale of other subsidiaries, net of cash disposed of	6	—	7
Net proceeds from sale/(acquisition) of other assets		66	98

Cash flow from/ (used in) investing activities		(1 917)	(2 209)

FINANCING ACTIVITIES
Sale/(purchase) of non-controlling interests	13	(52)	(8)
Proceeds from borrowings	17	68	370
Payments on borrowings	17	(3 520)	(8 369)
Cash net finance (cost)/income other than interests		(326)	(462)
Payment of lease liabilities		(286)	(256)
Dividends paid		(1 276)	(1 382)

Cash flow from / (used in) financing activities		(5 392)	(10 107)

Net increase/(decrease) in cash and cash equivalents		(5 128)	(8 377)
Cash and cash equivalents less bank overdrafts at beginning of year		12 043	15 247
Effect of exchange rate fluctuations		(18)	(126)

Cash and cash equivalents less bank overdrafts at end of period	15	6 897	6 744

The accompanying notes are an integral part of these consolidated financial statements
.

6

Notes to the consolidated financial statements

Note
Corporate information	1
Statement of compliance	2
Summary of significant accounting policies	3
Use of estimates and judgments	4
Segment reporting	5
Acquisitions and disposals of subsidiaries	6
Exceptional items	7
Finance cost and income	8
Income taxes	9
Property, plant and equipment	10
Goodwill	11
Intangible assets	12
Investments in associates	13
Trade and other receivables	14
Cash and cash equivalents and investment securities	15
Changes in equity and earnings per share	16
Interest-bearing loans and borrowings	17
Share-based payments	18
Risks arising from financial instruments	19
Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other	20
Contingencies	21
Related parties	22
Supplemental guarantor financial information	23
Events after the reporting date	2 4

7

1.	Corporate information
Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser
®
, Corona
®
and Stella Artois
®
; multi-country brands Beck’s
®
, Hoegaarden
®
, Leffe
®
and Michelob Ultra
®
; and local champions such as Aguila
®
, Antarctica
®
, Bud Light
®
, Brahma
®
, Cass
®
, Castle
®
, Castle Lite
®
, Cristal
®
, Harbin
®
, Jupiler
®
, Modelo Especial
®
, Quilmes
®
, Victoria
®
, Sedrin
®
and Skol
®
. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 169 000 employees based in nearly 50 countries worldwide. For 2021, AB InBev’s reported revenue was 54.3 billion US dollar (excluding joint ventures and associates).
The unaudited condensed consolidated interim financial statements of the company for the six-month
period ended 30 June 2022 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates, joint ventures and operations. The condensed consolidated interim financial statements for the six-month
period ended 30 June 2022 and 2021 are unaudited; however, in the opinion of the company, the interim data include all adjustments necessary for a fair statement of the results for the interim period.
The consolidated financial statements were authorized for issue by the Board of Directors on 27 July 2022.

2.	Statement of compliance
The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standard (IFRS) IAS 34
Interim Financial Reporting
as issued by the International Accounting Standard Board (IASB) and as adopted by the European Union. They do not include all the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the company as at and for the year ended 31 December 2021. AB InBev did not early apply any new IFRS requirements that were not yet effective in 2022 and did not apply any European carve-outs from IFRS.

3.	Summary of significant accounting policies
The accounting policies applied are consistent with those applied in the annual consolidated financial statements as at and for the year ended 31 December 2021.

(A)	SUMMARY OF CHANGES IN ACCOUNTING POLICIES
A number of amendments to standards became mandatory for the first time for the financial year beginning on 1 January 2022 and have not been listed in these unaudited condensed consolidated financial statements as they either do not apply or are immaterial to AB InBev’s consolidated financial statements.

(B)	FOREIGN CURRENCIES
The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate		Average rate
1 US dollar equals:	30 June 2022	31 December 2021	30 June 2022	30 June 2021
Argentinean peso	125.210300	102.749214	—	—
Brazilian real	5.237986	5.580497	5.049046	5.404575
Canadian dollar	1.292481	1.270792	1.268356	1.245300
Colombian peso	4 131.94	3 977.14	3 920.73	3 630.50
Chinese yuan	6.702977	6.352382	6.458363	6.471074
Euro	0.962742	0.882924	0.913529	0.827754
Mexican peso	19.984680	20.583378	20.324130	20.275664
Pound sterling	0.826224	0.741903	0.768921	0.719643
Peruvian nuevo sol	3.779000	3.976006	3.800274	3.708425
South Korean won	1 301.00	1 188.32	1 221.30	1 114.07
South African rand	16.380406	15.947907	15.476459	14.650513

8

The company applies hyperinflation accounting for its Argentinean subsidiaries. The 2022 results, restated for purchasing power, were translated at the June 2022 closing rate of 125.210300 Argentinean pesos per US dollar (2021 results – at the June 2021 closing rate of 95.730147 Argentinean pesos per US dollar).

9

4.	Use of estimates and judgments
The significant judgments made by management in applying the company’s accounting policies and the key sources of uncertainty are consistent with those applied in the annual consolidated financial statements as at and for the year ended 31 December 2021. In preparing these unaudited condensed consolidated interim financial statements, the key source of uncertainty identified by management is the accounting for the impact of the conflict between Russia and Ukraine on the company’s results as discussed below.
CONFLICT BETWEEN RUSSIA AND UKRAINE
Management considered the impact of the conflict between Russia and Ukraine on the basis of preparation of these unaudited condensed consolidated interim financial statements. On 11 March 2022, the company announced that it is forfeiting all financial benefits from the operations of AB InBev Efes, an associate which does business in Russia and Ukraine, in which it holds a 50%
non-controlling
stake and which the company does not consolidate. On 22 April 2022, the company announced its decision to sell its non-controlling
interest in AB InBev Efes and is in active discussions with its partner, Turkish Brewer Anadolu Efes, to acquire this interest. AB InBev’s request regarding the suspension of the license for production and sale of Bud in Russia will also be part of a potential transaction. During the six-month
period ended 30 June 2022, the company derecognized its investment in AB InBev Efes and reported a
(
1 143
)
m US dollar
non-cash
impairment charge in exceptional share of results of associates. (Refer to Note 7
Exceptional items
and Note 13
Investments in associates
).

10

5.	Segment reporting
Segment information is presented by geographical segments, consistent with the information available to and regularly evaluated by the chief operating decision maker. AB InBev operates its business through six business segments. Regional and operating company management is responsible for managing performance, underlying risks, and the effectiveness of operations. Internally, AB InBev’s management uses profit from operations as a measure of segment performance which forms part of the basis for many of the company´s segment performance indicators to make decisions regarding the allocation of resources. The organizational structure comprises five regions: North America, Middle Americas, South America, EMEA and Asia Pacific. In addition to these five geographic regions, the company uses a sixth segment, Global Export and Holding Companies, for all financial reporting purposes.
All figures in the tables below are stated in million US dollar, except volume (million hls). The information presented is for the six-month
period ended 30 June 2022 and 2021, except for segment assets
(non-current)
with comparatives at 31 December 2021.

	North America		Middle Americas		South America		EMEA		Asia Pacific		Global Export and Holding companies		AB InBev Worldwide
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Volume	51	53	72	68	77	72	43	41	45	46	—	—	289	280
Revenue	8 192	8 040	6 693	5 893	5 333	4 146	3 940	3 763	3 471	3 500	399	491	28 027	25 832
Profit from operations	2 570	2 612	2 416	2 207	1 234	1 065	667	461	879	860	(766)	(654)	7 000	6 551
Net finance income/(cost)													(2 268)	(2 346)
Share of results of associates													129	100
Exceptional share of results of associates													(1 143)	—
Income tax expense													(1 244)	(1 231)
Profit													2 474	3 074
Segment assets (non-current)	63 670	63 722	68 182	67 516	13 762	12 917	31 241	34 098	12 484	13 453	2 338	1 973	191 677	193 678
Gross capex	222	357	537	456	414	460	329	402	214	265	288	235	2 002	2 174
For the
six-month
period ended 30 June 2022, net revenue from the beer business amounted to 25 063m US dollar (30 June 2021: 23 669m US dollar) while the net revenue from the non-beer
business (soft drinks and other business) accounted for 2 964m US dollar (30 June 2021: 2 163m US dollar). Additionally, for the six-month
period ended 30 June 2022, net revenue from the company’s business in the United States amounted to 7 239m US dollar (30 June 2021: 7 071m US dollar) and net revenue from the company’s business in Brazil amounted to 3 773 m US dollar (30 June 2021: 2 858m US dollar).

1
1

6.	Acquisitions and disposals of subsidiaries
The company undertook a series of acquisitions and disposals and/or settled payments related to prior year acquisitions during the six-month
period ended 30 June 2022 and 30 June 2021, with no significant impact in the consolidated financial statements.

7.	Exceptional items
IAS 1
Presentation of financial statements
requires that material items of income and expense be disclosed separately. Exceptional items are items that in management’s judgment need to be disclosed by virtue of their size or incidence so that a user can obtain a proper understanding of the company´s financial information.
The exceptional items included in the income statement are as follows:

For the six-month period ended 30 June Million US dollar	2022	2021
COVID-19 costs	(13)	(54)
Restructuring	(51)	(97)
Business and asset disposal (including impairment losses)	6	14
Acquisition costs business combinations	—	(6)
Zenzele Kabili costs	—	(73)
AB InBev Efes related costs	(47)	—

Impact on profit from operations	(105)	(217)

Exceptional net finance income/(cost)	14	(299)
Exceptional share of results of associates	(1 143)	—
Exceptional taxes	69	42
Exceptional non-controlling interest	(3)	7

Net impact on profit	(1 168)	(466)

COVID-19
costs amount to (13)m US dollar for the
six-month
period end
e
d 30 June 2022 (30 June 2021: (54)m US dollar). These expenses mainly comprise costs related to personal protection equipment for the company’s employees and other costs incurred as a direct consequence of the
COVID-19
pandemic.
The exceptional restructuring charges for the
six-month
period ended 30 June 2022 total (51)m US dollar (30 June 2021: (97)m US dollar). These charges primarily relate to organizational alignments. These changes aim to eliminate overlapping organizations or duplicated processes, taking into account the matching of employee profiles with new organizational requirements. These one-time
expenses provide the company with a lower cost base and bring a stronger focus to AB InBev’s core activities, quicker decision-making and improvements to efficiency, service and quality.
AB InBev Efes related costs of

(47)m US dollar for the
six-month
period ended 30 June 2022 relate to the discontinuation of exports to the region and the forfeiting of company benefits from the operations of the associate.
In May 2021, the company set up a new broad-based black economic empowerment
(“B-BBEE”)
scheme (the “Zenzele Kabili scheme”) and reported (73)m US dollar in exceptional items mainly representing the IFRS 2 cost related to the grant of shares to qualifying SAB retailers and employees participating to the Zenzele Kabili scheme. For more details, refer to Note 16
Changes in equity and earnings per share
.
The company incurred an exceptional net finance income of 14m US dollar for the six-month
period ended 30 June 2022 (30 June 2021: net finance cost of (299)m US dollar) – see Note 8
Finance cost and income
.
During the
six-month
period ended 30 June 2022, the company recorded an impairment of
 (
1 143
)
m US dollar on its investment in AB InBev Efes – see Note 4
Use of estimates and judgments
and Note 13
Investments in associates
.
All the amounts referenced above are before income taxes. The exceptional income taxes amounted to 69m US dollar (decrease of income taxes) for the six-month
period ended 30 June 2022 (30 June 2021: decrease of income taxes by 42m US dollar).
Non-controlling
interest on the exceptional items amounts to (3)m US dollar for the six-month
period ended 30 June 2022 (30 June 2021: 7m US dollar).

1

8.	Finance cost and income
The finance cost and income included in the income statement are as follows:

For the six-month period ended 30 June Million US dollar	2022	2021¹
Interest expense	(1 767)	(1 875)
Net interest on net defined benefit liabilities	(37)	(37)
Accretion expense	(336)	(265)
Net losses on hedging instruments	(422)	(297)
Net foreign exchange results (net of the effect of foreign exchange derivatives)	(143)	(38)
Other financial costs, including bank fees and taxes	(131)	(97)

Finance cost excluding exceptional items	(2 835)	(2 609)

Exceptional finance cost	(127)	(582)

Finance cost	(2 962)	(3 191)

Interest income	84	58
Interest income on Brazilian tax credits	113	76
Hyperinflation monetary adjustments	138	75
Net mark-to-market results on derivatives related to the hedging of share-based payment programs	162	348
Other financial income	56	5

Finance income excluding exceptional items	553	562

Exceptional finance income	141	283
Finance income	694	845

Net finance income/(cost) excluding exceptional items	(2 282)	(2 047)

Net finance income/(cost)	(2 268)	(2 346)

Net finance costs, excluding exceptional items, were 2 282m US dollar in the six-month
period ended 30 June 2022 compared to 2 047m US dollar in the six-month
period ended 30 June 2021.
In the
six-month
period ended 30 June 2022, accretion expense includes interest on lease liabilities of 60m US dollar (30 June 2021: 60m US dollar), unwind of discounts of 225m US dollar (30 June 2021: 154m US dollar), bond fees of 32m US dollar (30 June 2021: 33m US dollar) and interest on provisions of 19m US dollar (30 June 2021: 18m US dollar).
Interest expense is presented net of the effect of interest rate derivative instruments hedging AB InBev’s interest rate risk – see also Note 19
Risks arising from financial instruments
.
Exceptional finance income/(cost) for the
six-month
period ended 30 June 2022 and 30 June 2021 includes:

•
134m US dollar gain resulting from
mark-to-market
adjustments on derivative instruments entered into to hedge the shares issued in relation to the combination with Grupo Modelo and the restricted shares issued in connection with the combination with SAB (30 June 2021: 283m US dollar gain);

•	7m US dollar gain related to remeasurement of deferred considerations on prior year acquisitions (30 June 2021: nil);

•	127m US dollar loss resulting from the early termination of certain bonds (30 June 2021: 582m US dollar loss).
No interest income was recognized on impaired financial assets.

9.	Income taxes
Income taxes recognized in the income statement can be detailed as follows:

For the six-month period ended 30 June Million US dollar	2022	2021
Current tax expense	(1 704)	(1 388)
Deferred tax (expense)/income	459	157

Total income tax expense in the income statement	(1 244)	(1 231)

5	Amended to conform to 2022 presentation.

1

The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:

For the six-month period ended 30 June Million US dollar	2022	2021¹
Profit/(loss) before tax	3 718	4 305
Deduct share of results of associates and joint ventures	129	100
Deduct exceptional share of results of associates	(1 143)	—

Profit before tax and before share of results of associates and joint ventures	4 732	4 205

Adjustments to the tax basis
Government incentives	(304)	(216)
Non-deductible/(non-taxable) mark-to-market on derivatives	(296)	(631)
Other expenses not deductible for tax purposes	962	1 187
Other non-taxable income	(346)	(272)

Adjusted tax basis	4 748	4 273

Aggregate weighted nominal tax rate	26.9%	27.2%

Tax at aggregated nominal tax rate	(1 277)	(1 163)

Adjustments on tax expense
Recognition/(de-recognition) of deferred tax assets on tax losses carried forward	(8)	(128)
(Underprovided)/overprovided in prior years	24	14
Deductions from interest on equity	268	191
Deductions from goodwill and other tax deductions	5	120
Change in tax rate	5	(44)
Withholding taxes	(181)	(192)
Other tax adjustments	(81)	(29)

Total tax expense	(1 244)	(1 231)

Effective tax rate	26.3%	29.3%
The total income tax expense for the
six-month
period ended 30 June 2022 amounts to 1 244m US dollar compared to 1 231m US dollar for the six-month
period ended 30 June 2021. The effective tax rate for the
six-month
period ended 30 June 2022 was 26.3% compared to an effective tax rate of 29.3% for the six-month
period ended 30 June 2021. Both the 2022 and the 2021 effective tax rates are positively impacted by non-taxable
gains from derivatives related to hedging of share-based payment programs and hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB
.
The company benefits from tax exempted income and tax credits which are expected to continue in the future. The company does not have significant benefits coming from low tax rates in any particular jurisdiction.
The normalized effective tax rate for the
six-month
period ended 30 June 2022 is 27.2% (30 June 2021: 27.3%). The normalized effective tax rate excluding mark-to-market
gains or losses on derivatives related to the hedging of share-based payment programs for the six-month
period ended 30 June 2022 is 28.2% (30 June 2021: 29.5%).

6	Amended to conform to 2022 presentation.

1

10.	Property, plant and equipment
Property, plant and equipment comprises owned and leased assets, as follows:

Million US dollar	30 June 2022	31 December 2021
Property, plant and equipment owned	24 059	24 459
Property, plant and equipment leased (right-of-use assets)	2 261	2 219

Total property, plant and equipment	26 320	26 678

	30 June 2022				31 December 2021
Million US dollar	Land and buildings	Plant and equipment, fixtures and fittings	Under construction	Total	Total
Acquisition cost
Balance at end of previous year	12 374	35 907	2 462	50 742	48 993
Effect of movements in foreign exchange	(127)	(502)	10	(619)	(1 616)
Acquisitions	2	607	1 063	1 671	4 739
Acquisitions through business combinations	—	—	—	—	2
Disposals through sale and derecognition	(98)	(544)	—	(642)	(1 301)
Disposals through the sale of subsidiaries	(6)	(3)	—	(9)	(51)
Transfer (to)/from other asset categories and other movements 1	242	1 181	(1 228)	195	(23)

Balance at end of the period	12 386	36 647	2 306	51 339	50 742

Depreciation and impairment losses
Balance at end of previous year	(4 292)	(21 992)	—	(26 286)	(24 802)
Effect of movements in foreign exchange	73	339	—	412	813
Depreciation	(199)	(1 556)	—	(1 755)	(3 384)
Disposals through sale and derecognition	35	506	—	541	1 168
Disposals through the sale of subsidiaries	3	5	—	9	46
Impairment losses	(2)	(67)	—	(68)	(183)
Transfer to/(from) other asset categories and other movements 1	(9)	(123)	—	(132)	57

Balance at end of the period	(4 391)	(22 886)	—	(27 280)	(26 286)

Carrying amount
at 31 December 2021	8 082	13 915	2 462	24 459	24 459
at 30 June 2022	7 995	13 760	2 306	24 059	—
As at 30 June 2022 and 31 December 2021 there were no significant restrictions on title on property, plant and equipment.
Contractual commitments to purchase property, plant and equipment amounted to 725m US dollar as at 30 June 2022 compared t
o 449m
US dollar as at 31 December 2021.
AB InBev’s net capital expenditures in the statement of cash flow amounted to 1 939m US dollar in 2022 compared to 2 104m
US dollar for the same period last year. Out of the total 2022 capital expenditures approximately 32% was used to improve the company’s production facilities while 49% was used for logistics and commercial investments and 19% for improving administrative capabilities and for the purchase of hardware and software.

1
The transfer (to)/from other asset categories and other movements relates mainly to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans, to the separate presentation in the statement of financial position of property, plant and equipment held for sale in accordance with IFRS 5
Non-current assets held for sale and discontinued operations and to the restatement of non-monetary assets under hyperinflation accounting in line with IAS 29
Financial reporting in hyperinflationary economies
.

1

Property, plant and equipment leased by the company
(right-of-use
assets) is detailed as follows:

	30 June 2022
Million US dollar	Land and buildings	Machinery, equipment and other	Total

Net carrying amount at June 30	1 655	607	2 261
Depreciation for the period ended June 30	(189)	(25)	(214)

	31 December 2021
Million US dollar	Land and buildings	Machinery, equipment and other	Total

Net carrying amount at 31 December	1 696	523	2 219
Depreciation for the year ended 31 December	(373)	(201)	(574)
Additions to
right-of-use
assets for the
six-month
period ended 30 June 2022 were 301m US dollar (30 June 2021: 347m US dollar).
Following the sale of Dutch and Belgian pub real estate to Cofinimmo in October 2007, AB InBev entered into lease agreements with a term of 27 years. Furthermore, the company leases a number of warehouses, trucks, factory facilities and other commercial buildings, which typically run for a period of five to ten years. Lease payments are increased annually to reflect market rentals, if applicable. None of the leases include contingent rentals.
The company leases out pub real estate for an average outstanding period of 6 to 8 years and part of its own property under operating leases.
The expense related to short-term and
low-value
leases and variable lease payments that are not included in the measurement of the lease liabilities is not significant.

11.	Goodwill

Million US dollar	30 June 2022	31 December 2021

Acquisition cost
Balance at end of previous year	118 461	123 702
Effect of movements in foreign exchange	(632)	(5 456)
Transfers (to)/from intangible assets	(4)	18
Hyperinflation monetary adjustments	180	196

Balance at end of the period	118 004	118 461

Impairment losses
Balance at end of previous year	(2 665)	(2 731)
Effect of movements in foreign exchange	53	66

Balance at end of the period	(2 612)	(2 665)

Carrying amount
Balance at end of the period	115 392	115 796
AB InBev’s annual goodwill impairment testing is performed during the fourth quarter of the year, or whenever a triggering event has occurred.

1

The carrying amount of goodwill was allocated to the different cash-generating units as follows:

Million US dollar	30 June 2022	31 December 2021

United States	33 603	33 607
Rest of North America	2 079	2 114
Mexico	12 424	12 062
Colombia	14 769	15 344
Rest of Middle Americas	23 431	22 769
Brazil	3 494	3 280
Rest of South America	1 253	1 173
Europe	2 045	2 244
South Africa	9 961	10 231
Rest of Africa	5 192	5 287
China	3 210	3 387
Rest of Asia Pacific	3 396	3 717
Global Export and Holding Companies	535	582

Total carrying amount of goodwill	115 392	115 796

1

12.	Intangible assets

	30 June 2022					31 December 2021
Million US dollar	Brands	Commercial intangibles	Software	Other	Total	Total

Acquisition cost
Balance at end of previous year	38 409	2 832	3 437	336	45 015	45 885
Effect of movements in foreign exchange	(113)	(24)	(138)	(41)	(316)	(1 289)
Acquisitions and expenditures	9	181	26	228	444	760
Disposals through sale and derecognition	(2)	(35)	(229)	(6)	(272)	(98)
Disposals through the sale of subsidiaries	—	—	—	—	—	(3)
Transfer (to)/from other asset categories and other movements 1	47	(164)	162	(73)	(28)	(240)

Balance at end of period	38 351	2 789	3 258	444	44 842	45 015

Amortization and impairment losses
Balance at end of previous year	(89)	(2 083)	(2 380)	(32)	(4 585)	(4 358)
Effect of movements in foreign exchange	—	19	100	4	123	192
Amortization	—	(78)	(231)	(11)	(320)	(644)
Impairment	—	(0)	(1)	(0)	(2)	(176)
Disposals through sale and derecognition	—	35	229	2	266	73
Disposals through the sale of subsidiaries	—	—	—	—	—	3
Transfer to/(from) other asset categories and other movements 1	—	113	(17)	(1)	95	326

Balance at end of period	(89)	(1 993)	(2 300)	(39)	(4 421)	(4 585)

Carrying value
at 31 December 2021	38 320	749	1 057	304	40 430	40 430
at 30 June 2022	38 262	796	958	405	40 421
AB InBev is the owner of some of the world’s most valuable brands in the beer industry. As a result, brands and certain distribution rights are expected to generate positive cash flows for as long as the company owns the brands and distribution rights. Given AB InBev’s more than
600-year
history, brands and certain distribution rights have been assigned indefinite lives.
Acquisitions and expenditures of commercial intangibles mainly represent supply and distribution rights, exclusive multi-year sponsorship rights and other commercial intangibles.
Intangible assets with indefinite useful lives are comprised primarily of brands and certain distribution rights that AB InBev purchased for its own products and are tested for impairment during the fourth quarter of the year or whenever a triggering event has occurred.

13.	Investments in associates
A reconciliation of the summarized financial information to the carrying amount of the company’s interests in material associates is as follows:

	2022			2021
Million US dollar	AB InBev Efes	Castel	Anadolu Efes	AB InBev Efes	Castel	Anadolu Efes

Balance at 1 January	1 143	3 400	201	1 135	3 566	391
Effect of movements in foreign exchange	—	(245)	(39)	—	(101)	(52)
Dividends received	—	—	(16)	—	—	(67)
Share of results of associates	—	82	(5)	(11)	59	12
Exceptional share of results of associates	(1 143)	—	—	—	—	—

Balance at 30 June	—	3 237	141	1 124	3 524	284

1
The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to the separate presentation in the statement of financial position of intangible assets held for sale in accordance with IFRS 5
Non-current assets held for sale and discontinued operations and to the restatement of non-monetary assets under hyperinflation accounting in line with IAS 29
Financial reporting in hyperinflationary economies
.

1

During the
six-month
period ended 30 June 2022, the company reported a
(
1 143
)
m US dollar exceptional share of results of associates related to its investment in AB InBev Efes (For more details refer to Note 4
Use of estimates and judgments
and Note 7
Exceptional items)
.
In
six-month
period ended 30 June 2022, associates that are not individually material contributed 52m US dollar to the results of investment in associates (30 June 2021: 40m US dollar).

1	The net assets are converted at the respective closing rates of December.

14.	Trade and other receivables

Million US dollar	30 June 2022	31 December 2021

Cash deposits for guarantees	179	168
Loans to customers	14	17
Tax receivable, other than income tax	136	116
Brazilian tax credits and interest receivables	1 085	960
Trade and other receivables	320	319

Non-current trade and other receivables	1 735	1 580

Trade receivables and accrued income	4 007	3 465
Interest receivables	29	18
Tax receivable, other than income tax	602	593
Loans to customers	91	99
Prepaid expenses	539	350
Other receivables	594	521

Current trade and other receivables	5 861	5 046

Ambev’s tax credits and interest receivables are expected to be collected over a period exceeding 12 months after the reporting date. As of 30 June 2022, the total amount of such credits and interest receivables represented 1 085m US dollar (31 December 2021: 960m US dollar). Refer to Note 8
Finance cost and income
for more details.
The carrying amount of trade and other receivables is a good approximation of their fair value as the impact of discounting is not significant. The ageing of the current trade receivables and accrued income, interest receivable, other receivables and current and non-current
loans to customers can be detailed as follows for 30 June 2022 and 31 December 2021 respectively:

	Net carrying amount as of 30 June 2022	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days

Trade receivables and accrued income	4 007	3 732	197	58	14	7
Loans to customers	105	85	2	1	17	—
Interest receivable	29	29	—	—	—	—
Other receivables	594	575	7	4	7	1

	4 735	4 421	206	63	37	8

	Net carrying amount as of 31 December 2021	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days

Trade receivables and accrued income	3 465	3 223	164	62	11	5
Loans to customers	117	83	2	2	31	—
Interest receivable	18	18	—	—	—	—
Other receivables	521	513	2	1	2	3

	4 120	3 836	167	65	44	8

The above analysis of the age of financial assets that are past due as at the reporting date but not impaired also includes non-current
loans to customers. Past due amounts were not impaired when collection is still considered likely, for instance because the amounts can be recovered from the tax authorities, AB InBev has sufficient collateral, or the customer entered into a payment plan. Impairment losses on trade and other receivables recognized in the six-month
period ended 30 June 2022 amount to 70m US dollar (30 June 2021: 25m US dollar).
AB InBev’s exposure to credit, currency and interest rate risks is disclosed in Note 19
Risks arising from financial instruments
.

2
1

15.	Cash and cash equivalents and investment securities

Million US dollar	30 June 2022	31 December 2021

Short-term bank deposits	2 756	6 542
Treasury Bills	—	1 050
Cash and bank accounts	4 271	4 505

Cash and cash equivalents	7 027	12 097

Bank overdrafts	(130)	(53)

Cash and cash equivalents in the statement of cash flows	6 897	12 043

The company’s investment in Treasury Bills as at 31 December 2021 was to facilitate liquidity and for capital preservation.
The cash outstanding as at 30 June 2022 includes restricted cash for an amount of 71m US dollar (31 December 2021: 78m US dollar). This restricted cash relates to an outstanding consideration payable to former Anheuser-Busch shareholders that have not yet claimed the proceeds from the 2008 combination (1m US dollar) and amounts deposited on a blocked account in respect to the state aid investigation into the Belgian excess profit ruling system (70m US dollar).
Investment securities

Million US dollar	30 June 2022	31 December 2021

Investment in unquoted companies	138	139
Investment on debt securities	26	22

Non-current investments	164	161

Investment on debt securities	334	374

Current investments	334	374

As at 30 June 2022, current debt securities of 334m US dollar mainly represented investments in government bonds (31 December 2021: 374m US dollar). The company’s investments in such short-term debt securities are primarily to facilitate liquidity and for capital preservation.

2
2

16.	Changes in equity and earnings per share
STATEMENT OF CAPITAL
The tables below summarize the changes in issued capital and treasury shares during 2022:

Issued capital
Issued capital	Million shares	Million US dollar
At the end of the previous year	2 019	1 736
Changes during the period	—	—

	2 019	1 736

Of which:
Ordinary shares	1 737
Restricted shares	282

	Treasury shares		Result on the use of treasury shares
Treasury shares	Million shares	Million US dollar	Million US dollar
At the end of the previous year	38.2	(3 994)	(4 366)
Changes during the period	(1.7)	184	(112)

	36.5	(3 810)	(4 478)

As at 30 June 2022, the share capital of AB InBev amounts to 1 238 608 344.12 euro (1 736 million US dollar). It is represented by 2 019 241 973 shares without nominal value, of which 36 459 623 are held in treasury by AB InBev and its subsidiaries. All shares are ordinary shares, except for 282 053 459 restricted shares. As at 30 June 2022, the total of authorized, unissued capital amounts to 37m euro.
The treasury shares held by the company are reported in equity in Treasury shares.
The holders of ordinary and restricted shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. In respect of the company’s shares that are held by AB InBev and its subsidiaries, the economic and voting rights are suspended.
The restricted shares are unlisted, not admitted to trading on any stock exchange, and are subject to, among other things, restrictions on transfer until converted into new ordinary shares. As from 11 October 2021 (fifth anniversary of completion of the SAB combination), the restricted shares are convertible at the election of the holder into new ordinary shares on a one-for-one
basis and they rank equally with the ordinary shares with respect to dividends and voting rights. By 30 June 2022, from the 326 million restricted shares issued at the time of the SAB combination, 44 million restricted shares were converted into new ordinary shares.
The shareholders’ structure is based on the notifications made to the company pursuant to the Belgian Law of 2 May 2007, which governs the disclosure of significant shareholdings in listed companies. It is included in the
Corporate Governance
section of AB InBev’s annual report.
ZENZELE SCHEMES IN SOUTH AFRICA
Following the combination with SAB in 2016, AB InBev decided to maintain the SAB Zenzele share-scheme (Zenzele Scheme), the broad-based black economic empowerment
(B-BBEE)
scheme, which provided opportunities for black South Africans, including employees (through the SAB Zenzele Employee Trust), SAB retailers (through SAB Zenzele Holdings Limited) and the SAB Foundation, to participate as shareholders of AB InBev’s indirect subsidiary, South African Breweries Pty Ltd (SAB). The Zenzele Scheme, originally implemented by SAB in 2010 as a
10-year
scheme, was amended at the time of the combination with SAB and matured on 31 March 2020. As part of the combination with SAB in 2016, AB InBev made a commitment to the South African Government and Competition Authorities to create a new
B-BBEE
scheme upon maturity of the Zenzele Scheme.
Obligations to the SAB Foundation and the employees as beneficiaries of the SAB Zenzele Employee Share Trust were settled in full on 15 April 2020. The obligations to SAB retailers, who participate in the Zenzele Scheme through SAB Zenzele Holdings, were partially settled (77.4%) on 15 April 2020. As a direct consequence of the
COVID-19
outbreak, the remaining settlement (22,6%) was postponed and was performed on 28 May 2021, when the new scheme, Zenzele Kabili was created.
5.1
 million AB InBev Treasury shares were used in 2021 for the settlement of part of the prior and the new
B-BBEE
schemes (based on the AB InBev share price and the ZAR Euro exchange rate as at 24 May 2021
1
). The new Zenzele scheme arrangement met the criteria under IFRS 2 to be classified as equity settled. The IFRS 2 charge for the period ended 3
0
 June 2021 is reported in exceptional items (Refer to Note 7 exceptional
items
).

1	Considering the closing share price of 62.26 euro per share as at 24 May 2021 and ZAR per Euro exchange rate of 17.0064 as at 24 May 2021.

2
3

CHANGES IN OWNERSHIP INTERESTS
In accordance with IFRS 10
Consolidated Financial Statements
, the acquisition or disposal of additional shares in a subsidiary is accounted for as an equity transaction with owners.
In the
six-month
period ended 30 June 2022, there were no significant purchases or disposals of non-controlling
interests in subsidiaries.
BORROWED SHARES
In order to fulfill AB InBev’s commitments under various outstanding share-based compensation plans, during the course of 2022, the company had stock lending arrangements in place for up to 30 million shares, which were fully used to fulfill share-based compensation plan commitments. The company shall pay any dividend equivalent after tax in respect of such borrowed shares. This payment will be reported through equity as dividend.
DIVIDENDS
On 27 April 2022,
a dividend of 0.50 euro per share

or 1 004m euro was approved at the shareholders’ meeting. The dividend was paid out as of 5 May 2022.
On 28 April 2021,
a dividend of
 0.50
 euro per share
or 1 003m euro was approved at the shareholders’ meeting. The dividend was paid out as of 6 May 2021.
TRANSLATION RESERVES
The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements of foreign operations. The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment.
HEDGING RESERVES
The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent that the hedged risk has not yet impacted profit or loss.
TRANSFERS FROM SUBSIDIARIES
The amount of dividends payable to AB InBev by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Capital transfer restrictions are also common in certain emerging market countries and may affect AB InBev’s flexibility in implementing a capital structure it believes to be efficient. As at 30 June 2022, the restrictions above mentioned were not deemed significant on the company’s ability to access or use the assets or settle the liabilities of its operating subsidiaries.
Dividends paid to AB InBev by certain of its subsidiaries are also subject to withholding taxes. Withholding taxes, if applicable, generally do not exceed 15%.
OTHER COMPREHENSIVE INCOME RESERVES
The changes in the other comprehensive income reserves are as follows:

Million US dollar	Translation Reserves	Hedging reserves	Post- employment benefits	Total OCI Reserves
As per 1 January 2022	(33 554)	481	(1 504)	(34 577)
Other comprehensive income/(loss)
Exchange differences on translation of foreign operations (gains/(losses))	2 101	—	—	2 101
Cash flow hedges	—	(210)	—	(210)
Re-measurements of post-employment benefits	—	—	—	—

Other comprehensive income/(loss)	2 101	(210)	—	1 892

As per 30 June 2022	(31 453)	271	(1 504)	(32 685)

2
4

The decrease in translation reserves is primarily related to the combined effect of the appreciation of the closing rates of the Brazilian reais, the British Pound, the Mexican Pesos and the Peruvian Sol and the weakening of the closing rate of the Euro, which resulted in a foreign exchange translation adjustment of 2 101m US dollar as of 30 June 2022 (
increase of equity).

Million US dollar	Translation Reserves	Hedging reserves	Post- employment benefits	Total OCI Reserves
As per 1 January 2021	(29 234)	376	(1 983)	(30 841)
Other comprehensive income/(loss)
Exchange differences on translation of foreign operations (gains/(losses))	(1 347)	—	—	(1 347)
Cash flow hedges	—	184	—	184
Re-measurements of post-employment benefits	—	—	(5)	(5)

Other comprehensive income/(loss)	(1 347)	184	(5)	(1 168)

As per 3 0 June 2021	(30 581)	560	(1 988)	(32 009)

EARNINGS PER SHARE
The calculation of basic earnings per share for the
six-month
period ended 30 June 2022 is based on the profit attributable to equity holders of AB InBev of 1 692m US dollar (30 June 2021: 2 458m US dollar) and a weighted average number of ordinary and restricted shares outstanding (including deferred share instruments and stock lending) per end of the period, calculated as follows:

Million shares	2022	2021
Issued ordinary and restricted shares at 1 January, net of treasury shares	1 981	1 972
Effect of stock lending	30	30
Effect of delivery of treasury shares	1	2

Weighted average number of ordinary and restricted shares at 30 June	2 012	2 004

The calculation of diluted earnings per share for the
six-month
period ended 30 June 2022 is based on the profit attributable to equity holders of AB InBev of 1 692m US dollar (30 June 2021: 2 458m US dollar) and a weighted average number of ordinary and restricted shares (diluted) outstanding (including deferred share instruments and stock lending) at the end of the period, calculated as follows:

Million shares	2022	2021
Weighted average number of ordinary and restricted shares at 30 June	2 012	2 004
Effect of share options, warrants and restricted stock units	35	41

Weighted average number of ordinary and restricted shares (diluted) at 30 June	2 047	2 045

The calculation of earnings per share before exceptional items is based on the profit before exceptional items, attributable to equity holders of AB InBev. The calculation of the Underlying EPS is based on the profit before exceptional items, mark-to-market
gains/losses and hyperinflation impacts attributable to equity holders of AB InBev. A reconciliation of the profit attributable to equity holders of AB InBev to the profit before exceptional items, attributable to equity holders of AB InBev is calculated as follows:

For the six-month period ended 30 June Million US dollar	2022	2021¹
Profit attributable to equity holders of AB InBev	1 692	2 458
Net impact of exceptional items on profit (refer to Note 7)	1 168	466
Profit before exceptional items, attributable to equity holders of AB InBev	2 860	2 924
Mark-to-market losses/(gains) on certain derivatives related to the hedging of share-based payment programs (refer to Note 8)	(162)	(348)
Hyperinflation impacts	(26)	30

Underlying profit	2 672	2 606

1	Amended to conform to 2022 presentation.

2
5

The table below sets out the EPS calculation:

For the six-month period ended 30 June Million US dollar	2022	2021
Profit attributable to equity holders of AB InBev	1 692	2 458
Weighted average number of ordinary and restricted shares	2 012	2 004

Basic EPS	0.84	1.23

Profit before exceptional items, attributable to equity holders of AB InBev	2 860	2 924
Weighted average number of ordinary and restricted shares	2 012	2 004

Basic EPS before exceptional items	1.42	1.46

Profit before exceptional items, mark-to-market gains/losses and hyperinflation impacts, attributable to equity holders of AB InBev	2 672	2 606
Weighted average number of ordinary and restricted shares	2 012	2 004

Underlying EPS	1.33	1.30

Profit attributable to equity holders of AB InBev	1 692	2 458
Weighted average number of ordinary and restricted shares (diluted)	2 047	2 045

Diluted EPS	0.83	1.20

Profit before exceptional items, attributable to equity holders of AB InBev	2 860	2 924
Weighted average number of ordinary and restricted shares (diluted)	2 047	2 045

Diluted EPS before exceptional items	1.40	1.43

Earnings per share before exceptional items and Underlying EPS are non-IFRS
measures.
The average market value of the company’s shares for purposes of calculating the dilutive effect of share options and restricted stock units was based on quoted market prices for the period that the options and restricted stock units were outstanding. For the calculation of Diluted EPS before exceptional items, 56m share options were anti-dilutive and not included in the calculation of the dilutive effect as at 30 June 2022 (30 June 2021: 72m share options).

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6

17. Interest-bearing loans and borrowings
This note provides information about the company’s interest-bearing loans and borrowings. For more information about the company’s exposure to interest rate and foreign exposure currency risk – refer to Note 19
Risks arising from financial instruments.

Million US dollar	30 June 2022	31 December 2021
Secured bank loans	60	75
Unsecured bond issues	80 151	85 433
Unsecured other loans	48	31
Lease liabilities	1 858	1 830

Non-current interest-bearing loans and borrowings	82 117	87 369

Secured bank loans	311	553
Unsecured bank loans	131	106
Unsecured bond issues	265	293
Unsecured other loans	9	9
Lease liabilities	469	447

Current interest-bearing loans and borrowings	1 185	1 408

Interest-bearing loans and borrowings	83 302	88 777

The current and
non-current
interest-bearing loans and borrowings amount to 83.3 billion US dollar as at 30 June 2022, compared to 88.8 billion US dollar as at 31 December 2021.
As at 30 June 2022, the company had no outstanding balance on commercial papers (31 December 2021: nil). The commercial papers include programs in US dollar and euro with a total authorized issuance up to 5.0 billion US dollar and 3.0 billion euro, respectively.
In 2022, Anheuser-Busch InBev SA/NV (AB InBev) announced that its wholly-owned subsidiary Anheuser- Busch InBev Finance Inc. (“ABIFI”) exercised its option to redeem the outstanding principal amounts for an aggregate principal amount of 3.1 billion US dollar of the following series of notes:

Date of redemption	Issuer (abbreviated)	Title of series of notes redeemed	Currency	Original principal amount outstanding (in million)	Principal amount redeemed (in million)
9 February 2022	ABIFI	3.650% Notes due 2026	USD	1 633	1 633
1 March 2022	ABIFI	4.915% Notes due 2046	USD	1 470	1 470
Net debt is defined as
non-current
and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash and cash equivalents. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position.
AB InBev’s net debt decreased to 75.9 billion US dollar as at 30 June 2022, from 76.2 billion US dollar as at 31 December 2021. Aside from operating results that are net of capital expenditures, the net debt is impacted mainly by the payment of interests and taxes (3.8 billion US dollar), dividend payments to shareholders of AB InBev and Ambev (1.3 billion US dollar) and foreign exchange impact on net debt (2.3 billion US dollar decrease of net debt).

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7

The following table provides a reconciliation of AB InBev’s net debt as at the dates indicated:

Million US dollar	30 June 2022	31 December 2021
Non-current interest-bearing loans and borrowings	82 117	87 369
Current interest-bearing loans and borrowings	1 185	1 408

Interest-bearing loans and borrowings	83 302	88 777

Bank overdrafts	130	53
Cash and cash equivalents	(7 027)	(12 097)
Interest bearing loans granted and other deposits (included within Trade and other receivables)	(177)	(175)
Debt securities (included within Investment securities)	(360)	(396)

Net debt	75 868	76 162

Reconciliation of liabilities arising from financing activities
The table below details changes in the company’s liabilities arising from financing activities, including both cash and non-cash
changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be classified in the company’s consolidated cash flow statement from financing activities.

Million US dollar	Long-term debt, net of current portion	Short-term debt and current portion of long-term debt
Balance at 1 January 2022	87 369	1 408
Proceeds from borrowings	41	27
Payments on borrowings	(3 218)	(302)
Capitalization / (payment) of lease liabilities	356	(247)
Amortized cost	31	—
Unrealized foreign exchange effects	(2 259)	(13)
Current portion of long-term debt	(302)	302
Loss on bond redemption and other movements	99	10

Balance at 30 June 2022	82 117	1 185

Million US dollar	Long-term debt, net of current portion	Short-term debt and current portion of long-term debt
Balance at 1 January 2021	95 478	3 081
Proceeds from borrowings	99	271
Payments on borrowings	(6 217)	(2 152)
Capitalization / (payment) of lease liabilities	423	(262)
Amortized cost	32	4
Unrealized foreign exchange effects	(734)	(7)
Current portion of long-term debt	(316)	316
Loss on bond redemption and other movements	579	(3)

Balance at 30 June 2021	89 344	1 248

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8

18. Share-based payments
Different share-based programs allow company senior management and members of the board of directors to receive or acquire shares of AB InBev, Ambev or Budweiser APAC. AB InBev has three primary share-based compensation plans, the share-based compensation plan (“Share-Based Compensation Plan”), the long-term restricted stock unit plan for directors (“Restricted Stock Units Plan for Directors”), and the long-term incentive plan for executives (“LTI Plan Executives”). For all option plans, the fair value of share-based payment compensation is estimated at grant date, using a binomial Hull model, modified to reflect the IFRS 2
Share-based Payment
requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option. All the company share-based payment plans are equity-settled. Amounts have been converted to US dollar at the average rate of the period, unless otherwise indicated. There were no significant changes to the terms and conditions of the programs disclosed in the annual consolidated financial statements for the year ended 31 December 2021.
Share-based payment transactions resulted in a total expense of 237m US dollar for 2022, as compared to 345m US dollar for the six-month
period ended 30 June 2021, which included an amount of 73m US dollar that was reported in exceptional items representing the IFRS 2 cost related to the Zenzele Kabili scheme. For more details, refer to Note 16
Changes in equity and earnings per share
.
AB INBEV SHARE-BASED COMPENSATION PROGRAMS
Share-Based Compensation Plan for Executives
In the
six-month
period ended 30 June 2022, AB InBev issued 4.8m matching restricted stock units in relation to bonuses granted to company employees and management (30 June 2021: 0.2m matching restricted stock units). These matching restricted stock units represent a fair value of approximately 293m US dollar (30 June 2021: 9m US dollar).
Restricted Stock Units Plan for Directors
In the
six-month
period ended 30 June 2022, 0.1m restricted stock units with an estimated fair value of 4m US dollar were granted to directors (30 June 2021: 0.1m with an estimated fair value of 4m US dollar).
Annual and Exceptional LTI Plans for Executives
In the
six-month
period ended 30 June 2022, AB InBev issued 0.1m restricted stock units with an estimated fair value of 8m US dollar under this plan (30 June 2021: 0.2m with an estimated fair value of 9m US dollar under this plan). These 0.1m restricted stock units were granted to members of the Executive Committee (30 June 2021: 0.1m restricted stock units).
Recurring LTI Restricted Stock Units Plans for Executives
In the
six-month
period ended 30 June 2022, approximately 9 thousand discretionary restricted stock units were granted with an estimated fair value of 1m US dollar (30 June 2021: approximately 4 thousand discretionary restricted stock units with an estimated fair value of less than 1m US dollar).
In the
six-month
period ended 30 June 2022, employees received 0.1m restricted stock units under the People bet share purchase program representing a fair value of 7m US dollar (30 June 2021: 0.1m restricted stock units representing a fair value of 7m US dollar).
Performance related incentive plan for ZX Ventures
In the
six-month
period ended 30 June 2022,
no
performance units were granted to senior management of ZX Ventures (30 June 2021:
1
m performance units).
AMBEV SHARE-BASED COMPENSATION PROGRAMS
In the
six-month
period ended 30 June 2022, Ambev did not issue matching restricted stock units under the 2005 Share-based compensation plan (30 June 2021:
30
 thousand matching restricted stock units with estimated fair value of less than 1m US dollar).
Under the 2018 Share-based compensation plan, Ambev issued 19.5m matching restricted stock units in the six-month
period ended 30 June 2022 with an estimated fair value of 59m US dollar (30 June 2021:
2
m matching restricted stock units with an estimated fair value of
5
m US dollar).

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9

BUDWEISER APAC SHARE-BASED COMPENSATION PROGRAM
Share-Based Compensation Plan
In the
six-month
period ended 30 June 2022, Budweiser APAC issued 12.5m matching restricted stock units in relation to bonuses granted to Budweiser APAC employees with an estimated fair value of 39m US dollar (30 June 2021: 0.1m matching restricted stock units with an estimated fair value of less than 1m US dollar).
New Restricted Stock Units Plan
In the
six-month
period ended 30 June 2022, no restricted stock units were granted under this program (30 June 2021: 0.6m restricted stock units with an estimated fair value of 2m US dollar).
People Bet Plan
In the
six-month
period ended 30 June 2022, 0.5m restricted stock units with an estimated fair value of 2m US dollar were granted to a selected number of employees (30 June 2021: no restricted stock units were granted under this program).

19. Risks arising from financial instruments

A.	FINANCIAL ASSETS AND FINANCIAL LIABILITIES
Set out below is an overview of financial assets and liabilities held by the company as at the dates indicated:

	30 June 2022				31 December 2021¹
Million US dollar	At amortized cost	At fair value through profit or loss	At fair value through OCI	Total	At amortized cost	At fair value through profit or loss	At fair value through OCI	Total
Cash and cash equivalents	7 027	—	—	7 027	12 097	—	—	12 097
Trade and other receivables	5 234	—	—	5 234	4 607	—	—	4 607
Investment securities	26	334	138	498	22	374	139	535
Interest rate swaps	—	—	—	—	—	20	17	37
Cross currency interest rate swaps	—	111	167	277	—	52	60	112
Foreign exchange forward contracts	—	—	466	466	—	—	238	238
Foreign currency futures	—	—	5	5	—	—	—	—
Commodities	—	—	235	235	—	—	282	282

Financial assets	12 286	444	1 011	13 741	16 726	446	736	17 908

Non-current	540	111	161	811	526	73	115	714
Current	11 746	334	850	12 929	16 200	373	621	17 194
Trade and other payables	20 422	—	—	20 422	22 074	—	—	22 074
Non-current interest-bearing loans and borrowings	82 117	—	—	82 117	87 369	—	—	87 369
Current interest-bearing loans and borrowings	1 185	—	—	1 185	1 408	—	—	1 408
Bank overdrafts	130	—	—	130	53	—	—	53
Equity swaps	—	5 148	—	5 148	—	5 412	—	5 412
Cross currency interest rate swaps	—	38	97	135	—	172	98	270
Foreign exchange forward contracts	—	16	164	180	—	26	103	129
Foreign currency futures	—	—	3	3	—	—	37	37
Commodities	—	—	385	385	—	—	35	35
Interest rate swaps	—	—	2	2	—	—	3	3

Financial liabilities	103 854	5 202	651	109 707	110 904	5 610	276	116 790

Non-current	83 138	265	—	83 403	88 182	100	—	88 282
Current	20 716	4 936	651	26 304	22 722	5 510	276	28 508

1	Amended to conform to 2022 presentation.

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1

B.	INTEREST RATE RISK
The table below reflects the effective interest rates of interest-bearing financial liabilities at the reporting date as well as the currency in which the debt is denominated.

30 June 2022 Interest-bearing financial liabilities Million US dollar	Before hedging		After hedging
	Effective interest rate	Amount	Effective interest rate	Amount
Floating rate
Canadian dollar	—	—	3.04%	2 050
Euro	0.25%	1 020	0.25%	1 020
Pound sterling	—	—	2.86%	1 075
South Korean won	—	—	2.81%	252
US dollar	2.89%	450	—	—
Other	13.39%	574	12.10%	1 403

		2 044		5 801

Fixed rate
Brazilian real	7.98%	448	7.98%	448
Canadian dollar	4.08%	620	4.29%	3 153
Euro	2.27%	19 854	2.30%	22 951
Pound sterling	4.34%	3 241	4.42%	2 636
South Korean won	3.46%	38	0.72%	1 952
US dollar	4.96%	56 335	5.28%	45 238
Other	10.59%	852	7.52%	1 254

		81 389		77 631

31 December 2021¹	Before hedging		After hedging
Interest-bearing financial liabilities Million US dollar	Effective interest rate	Amount	Effective interest rate	Amount
Floating rate
Canadian dollar	—	—	1.21%	2 043
Euro	—	1 113	—	1 113
Pound sterling	—	—	1.05%	1 002
South Korean won	—	—	1.67%	502
US dollar	1.67%	463	—	—
Other	5.37%	734	5.99%	1 504

		2 310		6 164

Fixed rate
Brazilian real	7.21%	420	7.21%	420
Canadian dollar	4.11%	626	4.29%	3 158
Euro	2.27%	21 654	2.11%	27 553
Pound sterling	4.35%	3 611	4.43%	2 937
South Korean won	3.85%	32	0.87%	1 695
US dollar	4.93%	59 399	5.41%	46 288
Other	8.38%	779	8.80%	615

		86 520		82 666

As at 30 June 2022, the total carrying amount of the floating and fixed rate interest-bearing financial liabilities before hedging as listed above includes bank overdrafts of 130m US dollar (31 December 2021: 53m US dollar). As disclosed in the above table, 5 801m US dollar or 7.0% of the company’s interest-bearing financial liabilities bears interest at a variable rate.

1	Amended to conform to 2022 presentation.

3
2

The company estimated that the reasonably possible change of the market interest rates applicable to its floating rate debt after hedging is as follows:

	2022
	Interest rate	Possible	Volatility
	30 June 2022¹	interest rate 2	of rates in %
Euro	—	—	46.56%
US dollar	2.29%	1.07% - 3.51%	53.38%

	2021
	Interest rate	Possible	Volatility
	31 December 2021¹	interest rate 2	of rates in %
Euro	—	—	10.64%
US dollar	0.21%	0.11% - 0.31%	48.10%
When AB InBev applies the reasonably possible increase/decrease in the market interest rates mentioned above on its floating rate debt at 30 June 2022, with all other variables held constant, 2022 interest expense would have been 38m US dollar higher/lower (31 December 2021: 8m US dollar). This effect would be more than offset by 68m US dollar higher/lower interest income on AB InBev’s interest-bearing
financial assets (31 December 2021: 44m US dollar).

C.	EQUITY PRICE RISK
AB InBev enters into equity swap derivatives to hedge the price risk on its shares in connection with its share-based payments programs, as disclosed in Note 18
Share-based Payments.
AB InBev also hedges its exposure arising from shares issued in connection with the Modelo and SAB combinations (see also Note 8
Finance cost and income
). These derivatives do not qualify for hedge accounting and the changes in fair value are recorded in the profit or loss.
As at 30 June 2022, an exposure for an equivalent of 100.5m of AB InBev shares was hedged, resulting in a total gain of 296m US dollar recognized in the profit or loss account for the period, of which 162m US dollar related to the company’s share-based payment programs and 134m US dollar related to the Grupo Modelo and SAB combinations. As at 30 June 2022, liabilities for equity swap derivatives amounted to 5.2 billion US dollar (31 December 2021: 5.4 billion US dollar).
Equity price sensitivity analysis
The sensitivity analysis on the equity swap derivatives, calculated based on a 30.36% (2021: 26.51%) reasonably possible volatility of the AB InBev share price, with all the other variables held constant, would show 1 628m US dollar positive/negative impact on the 2022 profit before tax (31 December 2021: 1 604m US dollar).

D.	CREDIT RISK
Credit risk encompasses all forms of counterparty exposure, i.e., where counterparties may default on their obligations to AB InBev in relation to lending, hedging, settlement and other financial activities. The company has a credit policy in place and the exposure to counterparty credit risk is monitored.
AB InBev mitigates its exposure through a variety of mechanisms. It has established minimum counterparty credit ratings and enters into transactions only with financial institutions of investment grade rating. The company monitors counterparty credit exposures closely and reviews any external downgrade in credit rating immediately. To mitigate pre-settlement
risk, counterparty minimum credit standards become more stringent with increases in the duration of the derivatives. To minimize the concentration of counterparty credit risk, the company enters into derivative transactions with different financial institutions.
The company also has master netting agreements with all of the financial institutions that are counterparties to over the counter (OTC) derivatives. These agreements allow for the net settlement of assets and liabilities arising from different transactions with the same counterparty. Based on these factors, AB InBev considers the impact of the risk of counterparty default as at 30 June 2022 to be limited.

1	Applicable Money Market Rates as of 30 June 2022 and 31 December 2021.
2
Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 30 June 2022 and at 31 December 2021 for the applicable Money Market Rates of the selected currencies. The sensitivity analysis does not include any spread applicable to the company’s funding.

3
3

Exposure to credit risk
The carrying amount of financial assets represents the maximum credit exposure of the company. The carrying amount is presented net of the impairment losses recognized. The maximum exposure to credit risk at the reporting date was:

	30 June 2022			31 December 2021 1
Million US dollar	Gross	Impairment	Net carrying amount	Gross	Impairment	Net carrying amount
Cash and cash equivalents	7 027	—	7 027	12 097	—	12 097
Derivatives	983	—	983	669	—	669
Investment securities	504	(6)	498	541	(6)	535
Trade receivables	4 408	(397)	4 011	3 796	(331)	3 465
Cash deposits for guarantees	179	—	179	168	—	168
Loans to customers	105	—	105	117	—	117
Other receivables	1 531	(53)	1 478	1 272	(65)	1 208

	14 737	(455)	14 281	18 660	(402)	18 258

There was no significant concentration of credit risks with any single counterparty as of 30 June 2022 and no single customer represented more than 10% of the total revenue of the group in 2022.
Impairment losses
The allowance for impairment recognized during the period on financial assets was as follows:

	30 June 2022	31 December 2021¹
Balance at end of previous year	(402)	(376)
Impairment losses	(73)	(37)
Derecognition	18	30
Currency translation and other	2	(19)

Balance at end of period	(455)	(402)

E.	LIQUIDITY RISK
Historically, AB InBev’s primary sources of cash flow have been cash flows from operating activities, the issuance of debt, bank borrowings and equity securities. AB InBev’s material cash requirements have included the following:

•	Debt servicing;

•	Capital expenditures;

•	Investments in companies;

•	Increases in ownership of AB InBev’s subsidiaries or companies in which it holds equity investments;

•	Share buyback programs; and

•	Payments of dividends and interest on shareholders’ equity.
The company believes that cash flows from operating activities, available cash and cash equivalents as well as short term investments, along with related derivatives and access to borrowing facilities, will be sufficient to fund capital expenditures, financial instrument liabilities and dividend payments going forward. It is the intention of the company to continue to reduce its financial indebtedness through a combination of strong operating cash flow generation and continued refinancing.

1	Amended to conform to 2022 presentation.

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4

The following are the nominal contractual maturities of
non-derivative
financial liabilities including interest payments and derivative liabilities:

	30 June 2022
Million US dollar	Carrying amount 1	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loans	(371)	(387)	(316)	(42)	(5)	(10)	(14)
Unsecured bank loans	(131)	(131)	(131)	—	—	—	—
Unsecured bond issues	(80 415)	(142 829)	(3 800)	(4 547)	(4 646)	(13 644)	(116 192)
Unsecured other loans	(57)	(121)	(9)	(12)	(56)	(4)	(40)
Lease liabilities	(2 327)	(2 681)	(563)	(499)	(381)	(500)	(738)
Bank overdraft	(130)	(130)	(130)	—	—	—	—
Trade and other payables	(23 847)	(24 099)	(22 777)	(264)	(499)	(272)	(287)

	(107 279)	(170 377)	(27 727)	(5 363)	(5 586)	(14 430)	(117 271)

Derivative financial liabilities
Foreign exchange derivatives	(183)	(183)	(183)	—	—	—	—
Cross currency interest rate swaps	(138)	(193)	(13)	(29)	(44)	(53)	(54)
Commodity derivatives	(383)	(377)	(375)	(2)	—	—	—
Equity derivatives	(5 148)	(5 159)	(5 028)	(131)	—	—	—

	(5 853)	(5 912)	(5 599)	(162)	(44)	(53)	(54)

Of which: related to cash flow hedges	(642)	(642)	(566)	(2)	—	(34)	(41)

	31 December 2021
Million US dollar	Carrying amount 1	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loans	(628)	(636)	(551)	(53)	(5)	(9)	(18)
Unsecured bank loans	(106)	(106)	(106)	—	—	—	—
Unsecured bond issues	(85 726)	(152 064)	(3 479)	(3 596)	(6 192)	(13 800)	(124 997)
Unsecured other loans	(40)	(84)	(11)	(48)	(5)	(4)	(16)
Lease liabilities	(2 277)	(2 429)	(497)	(470)	(337)	(450)	(675)
Bank overdraft	(53)	(53)	(53)	—	—	—	—
Trade and other payables	(26 442)	(26 643)	(25 424)	(314)	(507)	(96)	(302)

	(115 272)	(182 015)	(30 121)	(4 481)	(7 046)	(14 359)	(126 008)

Derivative financial liabilities
Foreign exchange derivatives	(166)	(166)	(166)	—	—	—	—
Cross currency interest rate swaps	(273)	(293)	(147)	(35)	(32)	(56)	(23)
Commodity derivatives	(34)	(34)	(34)	—	—	—	—
Equity derivatives	(5 412)	(5 420)	(5 420)	—	—	—	—

	(5 885)	(5 913)	(5 767)	(35)	(32)	(56)	(23)

Of which: related to cash flow hedges	(203)	(203)	(170)	—	—	(29)	(4)

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5

F.	FAIR VALUE
The following table summarizes for each type of derivative the fair values recognized as assets or liabilities in the statement of financial position:

	Assets		Liabilities		Net
Million US dollar	30 June 2022	31 December 2021	30 June 2022	31 December 2021	30 June 2022	31 December 2021
Foreign currency
Forward exchange contract	466	238	(180)	(129)	286	109
Foreign currency futures	5	—	(3)	(37)	2	(37)
Interest rate
Interest rate swaps	—	38	(3)	—	(3)	38
Cross currency interest rate swaps	277	111	(135)	(273)	142	(162)
Commodities
Aluminum swaps	25	178	(350)	(20)	(325)	158
Sugar futures	2	13	(1)	—	1	13
Energy	112	29	(6)	(2)	106	27
Other commodity derivatives	96	62	(28)	(13)	68	50
Equity
Equity derivatives	—	—	(5 148)	(5 412)	(5 148)	(5 412)

	983	669	(5 853)	(5 886)	(4 870)	(5 216)

Of which:
Non-current	133	48	(266)	(100)	(133)	(52)
Current	850	621	(5 587)	(5 786)	(4 738)	(5 164)
The following table summarizes the carrying amount and the fair value of the fixed rate interest-bearing financial liabilities as recognized in the statement of financial position. Floating rate interest-bearing financial liabilities, trade and other receivables and trade and other payables, including derivatives financial instruments, have been excluded from the analysis as their carrying amount is a reasonable approximation of their fair value:

Interest-bearing financial liabilities	30 June 2022		31 December 2021
Million US dollar	Carrying amount 1	Fair value	Carrying amount 1	Fair value
Fixed rate
Australian dollar	(308)	(302)	(324)	(366)
Brazilian real	(448)	(448)	(420)	(419)
Canadian dollar	(620)	(529)	(626)	(605)
Euro	(19 854)	(18 895)	(21 654)	(23 801)
Pound sterling	(3 241)	(3 102)	(3 611)	(3 913)
US dollar	(56 335)	(56 445)	(59 399)	(75 261)
Other	(582)	(527)	(486)	(471)

	(81 389)	(80 248)	(86 520)	(104 836)

1	“Carrying amount” refers to net book value as recognized in the statement of financial position at each reporting date.

3
6

The table sets out the fair value hierarchy based on the degree to which significant market inputs are observable:

Fair value hierarchy 30 June 2022 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3
Financial Assets
Held for trading (non-derivatives)	—	9	—
Derivatives at fair value through profit and loss	—	223	—
Derivatives in a cash flow hedge relationship	27	487	—
Derivatives in a net investment hedge relationship	—	245	—

	27	965	—

Financial Liabilities
Deferred consideration on acquisitions at fair value	—	18	776
Derivatives at fair value through profit and loss	—	5 202	—
Derivatives in a cash flow hedge relationship	27	576	—
Derivatives in a fair value hedge relationship	—	3	—
Derivatives in a net investment hedge relationship	—	46	—

	27	5 845	776

Fair value hierarchy 31 December 2021 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3
Financial Assets
Held for trading (non-derivatives)	—	9	—
Derivatives at fair value through profit and loss	—	155	—
Derivatives in a cash flow hedge relationship	58	352	—
Derivatives in a fair value hedge relationship	—	17	—
Derivatives in a net investment hedge relationship	—	87	—

	58	620	—

Financial Liabilities
Deferred consideration on acquisitions at fair value	—	—	832
Derivatives at fair value through profit and loss	—	5 611	—
Derivatives in a cash flow hedge relationship	52	141	—
Derivatives in a net investment hedge relationship	—	82	—

	52	5 834	832

Non-derivative
financial liabilities
As part of the 2012 shareholders agreement between Ambev and ELJ, following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a forward-purchase contract (combination of a put option and purchased call option) was put in place which may result in Ambev acquiring additional shares in CND. In July 2020, Ambev and ELJ amended the Shareholders’ Agreement to extend their partnership and change the terms and the exercise date of the call and put options. ELJ currently holds 15% of CND and the put option is exercisable in 2023, 2024 and 2026. As at 30 June 2022, the put option on the remaining shares held by ELJ was valued at 600m US dollar (31 December 2021: 589m US dollar) and recognized as a deferred consideration on acquisitions at fair value in the “level 3” category above.

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20. Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other
In the
six-month
period ended 30 June 2022, there were no significant changes in collateral and contractual commitments. The commitments to purchase property, plant and equipment increased from 449m US dollar as at 31 December 2021 to 725m US dollar as at 30 June 2022.
21. Contingencies
The company has contingencies for which, in the opinion of management and its legal counsel, the risk of loss is possible but not probable and therefore no provisions have been recorded. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions, and as a consequence AB InBev’s management cannot at this stage estimate the likely timing of resolution of these matters. The most significant contingencies are discussed below. Amounts have been converted to US dollar at the closing rate of the respective period.
AMBEV TAX MATTERS
As of 30 June 2022 and 31 December 2021, AB InBev’s material tax proceedings are related to Ambev and its subsidiaries. Estimates of amounts of possible loss are as follows:

Million US dollar	30 June 2022	31 December 2021
Income tax and social contribution	10 650	9 723
Value-added and excise taxes	4 834	4 285
Other taxes	823	663

	16 307	14 671

The most significant tax proceedings of Ambev are discussed below.
INCOME TAX AND SOCIAL CONTRIBUTION
Foreign Earnings
Since 2005, Ambev and certain of its subsidiaries have been receiving assessments from the Brazilian Federal Tax Authorities relating to the profits of its foreign subsidiaries. The cases are being challenged at both the administrative and judicial levels of the courts in Brazil.
The administrative proceedings have resulted in partially favorable decisions, which are still subject to review by the Administrative Court. In the judicial proceedings, Ambev has received favorable injunctions that suspend the enforceability of the tax credit, as well as favorable first level decisions, which remain subject to review by the second-level judicial court.
The updated assessed amount related to this uncertain tax position as of 30 June 2022 is approximately 7.7 billion Brazilian real (
1.5
 billion US dollar) and Ambev has not recorded any provisions in connection therewith as it considers the chance of loss to be possible. For proceedings where it considers the chance of loss to be probable, Ambev has recorded a provision in the total amount of 56 million Brazilian real (11 million US dollar).
Goodwill InBev Holding
In December 2011, Ambev received a tax assessment related to the goodwill amortization resulting from the InBev Holding Brasil S.A. merger with Ambev. At the administrative level, Ambev received partially favorable decisions at both the Lower and Upper Administrative Court. Ambev filed judicial proceedings to discuss the unfavorable portion of the decisions of the Lower and the Upper Administrative Court and requested injunctions to suspend the enforceability of the remaining tax credit, which were granted.
In June 2016, Ambev received a new tax assessment charging the remaining value of the goodwill amortization and filed a defense. Ambev received partially favorable decisions at the first level administrative court and Lower Administrative Court. Ambev filed a Special Appeal which was partially admitted and awaits judgment by the Upper Administrative Court. For the unfavorable portion of the decision which became final at the administrative level, Ambev filed a judicial proceeding requesting an injunction to suspend the enforceability of the remaining tax credit, which was granted.
The updated assessed amount related to this uncertain tax position as of 30 June 2022 is approximately 10.7 billion Brazilian real (
2.0
 billion US dollar) and Ambev has not recorded any provisions for this matter as it considers the chances of loss to be possible. In the event Ambev is required to pay these amounts, AB InBev will reimburse the amount proportional to the benefit received by AB InBev pursuant to the merger protocol as well as the related costs.

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Goodwill Beverage Associate Holding (BAH)
In October 2013, Ambev received a tax assessment related to the goodwill amortization resulting from the merger of Beverage Associates Holding Limited (“BAH”) into Ambev. The decision from the first level administrative court was unfavorable to Ambev. Ambev filed an appeal to the Lower Administrative Court against the decision, which was partially granted. Ambev and the tax authorities filed Special Appeals to the Upper Administrative Court, which are awaiting judgment.
In April and August 2018, Ambev received new tax assessments charging the remaining value of the goodwill amortization and filed defenses. In April 2019, the first level administrative court rendered unfavorable decisions to Ambev. As a result thereof, Ambev appealed to the Lower Administrative Court. In November and December 2019, Ambev received partially favorable decisions at the Lower Administrative Court and filed Special Appeals to the Upper Administrative Court. The Special Appeals filed in both tax assessments are awaiting judgment by the Upper Administrative Court.
The updated assessed amount related to this uncertain tax position as of 30 June 2022 is approximately 2.4 billion Brazilian real (0.5 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.
Goodwill CND Holdings
In November 2017, Ambev received a tax assessment related to the goodwill amortization in calendar years 2012 to 2016 resulting from the merger of CND Holdings into Ambev. The decision from the first level administrative court was unfavorable to Ambev. Ambev filed an appeal to the Lower Administrative Court. In February 2020, the Lower Administrative Court rendered a partially favorable decision. Ambev and the tax authorities filed Special Appeals to the Upper Administrative Court. The Special Appeal filed by Ambev was partially admitted and is awaiting judgment.
The updated assessed amount related to this uncertain tax position as of 30 June 2022 is approximately 1.0 billion Brazilian real (0.2 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chances of loss to be possible.
Disallowance of financial expenses
In 2015, 2016 and 2020, Ambev received tax assessments related to the disallowance of alleged non-deductible
expenses and the deduction of certain losses mainly associated to financial investments and loans. Ambev presented defenses and, in November 2019, received a favorable decision at the first level administrative court regarding the 2016 case, which is subject to mandatory review by the Lower Administrative Court. In June 2021, Ambev received a partially favorable decision for the 2020 case at the first level administrative court and filed an appeal to the Lower Administrative Court. The favorable portion of the decision is also subject to mandatory review by the Lower Administrative Court. In June 2022, Ambev received a partially favorable decision at the first administrative level regarding the 2015 case and filed an appeal to the Lower Administrative Court. The favorable portion of the decision is also subject to mandatory review by the Lower Administrative Court.
The updated assessed amount related to this uncertain tax position as of 30 June 2022 is approximately 5.0 billion Brazilian real (1.0 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.
Disallowance of tax paid abroad
Since 2014, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities, for calendar years as of 2007, related to the disallowance of deductions associated with alleged unproven taxes paid abroad by its subsidiaries and has been filing defenses. The cases are being challenged at both the administrative and judicial levels. In November 2019, the Lower Administrative Court rendered a favorable decision to Ambev in one of the cases (related to the 2010 tax period), which became definitive.
In January 2020, the Lower Administrative Court rendered unfavorable decisions regarding four of these assessments related to the periods of 2015 and 2016. In these cases, Ambev filed Special Appeals to the Upper Administrative Court which are pending judgment. With respect to the cases related to the periods of 2015 and 2016, tax assessments were filed to charge isolated fines due to the lack of monthly prepayments of income tax as a result of allegedly undue deductions of taxes paid abroad. In 2021, Ambev received unfavorable decisions from the first level administrative court in two of these assessments with respect to both the 2015 and 2016 isolated fine cases, and filed appeals in connection therewith, which are pending judgment by the Lower Administrative Court. There is a third tax assessment charging such isolated fine that awaits judgment by the first level administrative court.

The other cases are still awaiting final decisions at both administrative and judicial courts.
The updated assessed amount as of 30 June 2022 is approximately 11.7 billion Brazilian real (2.2 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.
The Company has continued to take the same deductions for the calendar years following the assessed periods (the 2018 to 2022 calendar years). Therefore, if Ambev receives similar tax assessments for this period, Ambev management believes the outcome would be the same as those tax years already assessed.
Presumed Profit
In April 2016, Arosuco (a subsidiary of Ambev) received a tax assessment regarding the use of the “presumed profit” method for the calculation of income tax and the social contribution on net profits instead of the “real profit” method. In September 2017, Arosuco received an unfavorable first level administrative decision and filed an appeal. In January 2019, the Lower Administrative Court rendered a favorable decision to Arosuco, which became definitive.
In March 2019, Ambev received a new tax assessment regarding the same subject and filed a defense. In October 2019, Arosuco received an unfavorable first level administrative decision and filed an appeal.
The updated assessed amount related to this uncertain tax position as of 30 June 2022 is approximately 0.6 billion Brazilian real (0.1 billion US dollar). Arosuco has not recorded any provisions for this matter as it considers the chance of loss to be possible.
Deductibility of IOC expenses
In 2013, as approved in a Shareholders Meeting, Ambev implemented a corporate restructuring with the purpose of simplifying its corporate structure and converting into a single class of shares company, among other factors. One of the steps of such restructuring involved a contribution of shares followed by the merger of shares of its controlled entity, Companhia de Bebidas das Américas, into Ambev. As one of the results of such restructuring, the counterpart register of the positive difference between the value of shares issued for the merger and the net equity value of its controlled entity’s share was accounted, as per IFRS 10/CPC 36 and ICPC09, in an equity account of Ambev referred to as carrying value adjustment.
In November 2019, Ambev received a tax assessment from the Brazilian Federal Tax Authorities related to the interest on capital (“IOC”) deduction in 2014. The assessment refers primarily to the accounting and corporate effects of the restructuring carried out by Ambev in 2013 and the impact on the increase in the deductibility of IOC expenses. In August 2020, Ambev received a partially favorable decision at the first level administrative Court and filed an Appeal to the Lower Administrative Court, which awaits judgement. The favorable portion of the decision if subject to mandatory review by the Lower Administrative Court.
In December 2020, Ambev received a new tax assessment related to the deduction of the IOC in 2015 and 2016. The defense against such new tax assessment was filed by Ambev in January 2021. In June 2021, Ambev received a partially favorable decision and filed an appeal to the Lower Administrative Court, which also awaits judgment. Similar to the first tax assessment, the favorable portion of the decision is also subject to mandatory review by the Lower Administrative Court.
The updated assessed amount as of 30 June 2022 is approximately 11.0 billion Brazilian real (2.1 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.
The uncertain tax position continued to be adopted by Ambev as it also distributed or accrued IOC in the years following the assessed period (2017-2022) and deducted such amounts from its Corporate Income Taxes taxable basis (2017-2021). Therefore, in a scenario where the IOC deductibility would also be questioned for the period after 2016, on the same basis and arguments as the aforementioned tax assessments, Ambev management estimates that the outcome of such potential further assessments would be consistent to the already assessed periods.
Disallowance on Income Tax deduction
In January 2020, Arosuco, a subsidiary of Ambev, received a tax assessment from the Brazilian Federal Tax Authorities regarding the disallowance of the income tax reduction benefit provided for in Provisional Measure
No. 2199-14/2001,
for calendar years 2015 to 2018, and an administrative defense was filed. In October 2020, the first level administrative Court rendered an unfavorable decision to Arosuco. Arosuco filed an appeal against the aforementioned decision and awaits judgment by the Lower Administrative Court. The updated assessed amount as of 30 June 2022 is approximately 2.2 billion Brazilian real (0.4 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.
This uncertain tax position continued to be applied by the Company impacting calendar years following those assessed (2019-2022) in which it benefited from the income tax reduction provided for in Provisional Measure
No. 2199-14/2001.
In a scenario Arosuco is questioned on this matter for future periods, on the same basis and arguments as the aforementioned tax assessment, Arosuco management estimates that the outcome of such potential further assessments would be consistent to the already assessed periods.

ICMS VALUE ADDED TAX, EXCISE TAX (“IPI”) AND TAXES ON NET SALES
Manaus Free Trade Zone – IPI / Social contributions
In Brazil, goods manufactured within the Manaus Free Trade Zone intended for remittance elsewhere in Brazil are exempt and/ or zero-rated
from excise tax (“IPI”) and social contributions (“PIS/COFINS”). With respect to IPI, Ambev’s subsidiaries have been registering IPI presumed tax credits upon the acquisition of exempted goods manufactured therein. Since 2009, Ambev has been receiving a number of tax assessments from the Brazilian Federal Tax Authorities relating to the disallowance of such credits.
Ambev and its subsidiaries have also been receiving charges from the Brazilian Federal Tax Authorities in relation to (i) federal taxes allegedly unduly offset with the disallowed presumed IPI excise tax credits that are under discussion in these proceedings and (ii) PIS/COFINS amounts allegedly due on Arosuco’s remittance to Ambev subsidiaries.
In April 2019, the Federal Supreme Court (“STF”) announced its judgment on Extraordinary Appeal No. 592.891/SP and 596.614/SP, with binding effects, deciding on the rights of taxpayers registering IPI excise tax presumed credits on acquisitions of raw materials and exempted inputs originating from the Manaus Free Trade Zone. As a result of this decision, Ambev reclassified part of the amounts related to the IPI cases as remote losses maintaining as possible losses only issues related to other additional discussions that were not included in the analysis of the STF. The cases are being challenged at both the administrative and judicial levels.
Ambev management estimates the possible loss related to these assessments to be approximately 5.4 billion Brazilian real (1.0 billion US dollar) as of 30 June 2022. Ambev has not recorded any provision in connection therewith.
IPI Suspension
In 2014 and 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities relating to IPI allegedly due over remittances of manufactured goods to other related factories. The cases are being challenged at both the administrative and judicial levels. In 2020, Ambev received a final partial favorable decision at the administrative level in one of the cases. The cases which are being challenged at the judicial level are still at an initial stage.
Ambev management estimates the possible loss related to these assessments to be approximately 1.7 billion Brazilian real (0.3 billion US dollar) as of 30 June 2022. Ambev has not recorded any provision in connection therewith.
ICMS tax credits
Ambev is currently challenging tax assessments issued by the states of São Paulo, Rio de Janeiro, Minas Gerais, among others, questioning the legality of ICMS tax credits arising from transactions with companies that have tax incentives granted by other states. The cases are being challenged at both the administrative and judicial level of the courts. On August 2020, the STF issued a binding decision (Extraordinary Appeal No. 628.075) ruling that tax credits granted by the states in the context of the ICMS tax war shall be considered unlawful. The decision also recognized that the states should abide by the tax incentives validation process provided for in Complementary Law No. 160/17. This decision became final (and no longer subject to appeal) in December 2021 and it does not change the likelihood of loss in Ambev’s tax assessments.

With respect to the assessments issued by the State of São Paulo, Ambev received unfavourable decisions at the second administrative level in April, May and June 2022. In these cases, Ambev will file appeals to the second administrative level.
Ambev management estimates the possible losses related to these assessments to be approximately 2.0 billion Brazilian real (0.4 billion US dollar) as of 30 June 2022. Ambev has not recorded any provision in connection therewith.
In addition, in 2018 and 2021, Ambev received tax assessments from the States of Rio Grande do Sul and São Paulo charging alleged differences in ICMS due to the disallowance of credits arising from transactions with suppliers located in the Manaus Free Trade Zone. With regard to the assessment issued by the State of Rio Grande do Sul, Ambev received a favourable judgment at the second administrative level in February 2022, which is still subject to appeal by tax authorities.
With respect to the assessments issued by the State of São Paulo, Ambev received unfavourable judgments at the first administrative level in May and June 2022. In these cases, Ambev will file appeals to the second administrative level.
Ambev management estimates the possible losses related to these assessments to be approximately 0.7 billion Brazilian real (0.1 billion US dollar) as of 30 June 2022.
ICMS-ST
Trigger
Over the years, Ambev has received tax assessments to charge supposed ICMS differences considered due when the price of the products sold by Ambev is above the fixed price table basis established by the relevant states, cases in which the state tax authorities understand that the calculation basis should be based on a value-added percentage over the actual prices and not the fixed table price. Ambev is currently challenging those charges before the courts. The cases are being challenged at both the administrative and judicial levels.

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Ambev management estimates the total possible loss related to this issue to be approximately 8.9 billion Brazilian real (1.7 billion US dollar) as of 3 June 2022. Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.
SOCIAL CONTRIBUTIONS
Since 2015, Ambev has received tax assessments issued by the Brazilian Federal Tax Authorities relating to PIS/COFINS amounts allegedly due over bonus products granted to its customers. The cases are being challenged at both the administrative and judicial levels of the courts. In 2019 and 2020, Ambev received final favorable decisions at the administrative level in some of these cases and favorable decisions in other cases that are still subject to review. At the judicial level, one case is pending decision by the second level judicial court after the first level judicial court rendered an unfavorable decision to Ambev.
Ambev management estimates the possible loss related to these assessments to be approximately 1.8 billion Brazilian real (0.3 billion US dollar) as of 30 June 2022. No related provision has been made.
AB INBEV’S TANZANIA TAX MATTERS
Tanzania Breweries Limited (“TBL”), a subsidiary of AB InBev in Tanzania, received a tax assessment for 850 billion Tanzanian shillings (0.36 billion US dollar) related to income tax on the alleged capital gain derived from the change in underlying ownership of TBL which the Tanzania Revenue Authority claims was more than 50% following the 2016 combination of SAB and AB InBev.
TBL filed an appeal in the Tax Revenue Appeals Board, which has now been set for hearing in October 2022. TBL believes that the assessment is without merit and will vigorously defend against the assessment. No related provision has been made.
AB INBEV’S AUSTRALIAN BUSINESS TAX MATTERS
In 2019, SAB Australia Pty Limited (“SAB Australia”), a subsidiary of AB InBev, received amended tax assessments for 0.4 billion Australian dollar (0.3 billion US dollar) related to the interest deductions of SAB’s acquisition of the Foster’s group (the “Foster’s acquisition”), following an audit of the 2012 to 2014 income tax years. AB InBev disputed the amended assessments, which required a part payment of 47 million US dollar, pending conclusion of the matter. In addition, a provision of 0.1 billion US dollar was recorded in connection therewith.
The Australian tax authorities audited the 2014 to 2020 income tax years. The focus of the audit was on the tax treatment of the ongoing funding arrangements associated with the Foster’s acquisition and AB InBev’s combination with SAB. In June 2022,
AB InBev reached
settlement with the Australian tax authorities, resulting in a payment of 0.1 billion Australian dollar (0.1 billion US dollar) and the
closure of the above-mentioned tax matters.
The Australia disposal was concluded on 1 June 2020 with
pre-transaction
income tax liabilities being subject to an indemnity by AB InBev.
OTHER TAX MATTERS
In February 2015, the European Commission opened an
in-depth
state aid investigation into the Belgian excess profit ruling system. On 11 January 2016, the European Commission adopted a negative decision finding that the Belgian excess profit ruling system constitutes an aid scheme incompatible with the internal market and ordering Belgium to recover the incompatible aid from a number of aid beneficiaries. The Belgian authorities contacted the companies that had benefitted from the system and advised each company of the amount of incompatible aid that is potentially subject to recovery. The European Commission’s decision was appealed to the European Union’s General Court by Belgium on 22 March 2016 and by AB InBev on 12 July 2016. On 14 February 2019, the European General Court concluded that the Belgian excess profit ruling system does not constitute illegal state aid. The European Commission appealed the judgment to the European Court of Justice. The public hearing in the framework of the appeal proceedings took place on 24 September 2020 and AB InBev was heard as an intervening party.
On 3 December 2020, the Advocate General (AG) of the European Court of Justice presented her non-binding
opinion on the appeal procedure related to the 11 January 2016 opening decision, stating that, contrary to the 14 February 2019 judgment of the European General Court, the Belgian excess profit ruling system would fulfil the legal requirements for an “aid scheme”. In the initial European General Court judgment, the court limited itself to finding the Belgian excess profit rulings were not an “aid scheme”, but did not consider whether they constituted State aid. Consequently, the AG advised the European Court of Justice to refer the case back to the European General Court to review whether the Belgian excess profit rulings constitute State aid. On 16 September 2021, the European Court of Justice agreed with the AG and concluded that the excess profit ruling system constitutes an aid scheme and set aside the judgment of the European General Court. The case has been referred back to the European General Court to decide whether the Belgian excess profit ruling system constitutes illegal State aid as well as the other remaining open issues in the appeal.
Following the initial annulment of the European Commission’s decision by the European General Court in 2019, the European Commission opened new state aid investigations into the individual Belgian tax rulings, including the one issued to AB InBev in September 2019, to remedy the concerns that had led to the annulment. These investigations relate to the same rulings that were the subject of the European Commission’s decision issued on 11 January 2016. AB InBev has filed its observations in respect of the opening decisions with the European Commission. On 28 October 2021, the European Commission stayed the new state aid investigations into the individual Belgian tax rulings pending final resolution of the case.

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In addition, the Belgian tax authorities have also questioned the validity and the actual application of the excess profit ruling that was issued in favor of AB InBev and have refused the actual tax exemption which it confers. AB InBev has filed a court claim against such decision before the Brussels court of first instance which ruled in favor of AB InBev on 21 June 2019, and again on 9 July 2021 for subsequent years. The Belgian tax authorities appealed both judgments.
In January 2019, AB InBev deposited 68m euro (71m US dollar) on a blocked account. Depending on the final outcome of the European Court procedures on the Belgian excess profit ruling system, as well as the pending Belgian court cases, this amount will either be slightly modified, or released back to the company or paid over to the Belgian State. In connection with the European Court procedures, AB InBev recognized a provision of 68m euro (71m US dollar) in 2020.
WARRANTS
Certain holders of warrants issued by Ambev in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than Ambev considers as established upon the warrant issuance. In case Ambev loses the totality of these lawsuits, the issuance of 172,831,574 shares would be necessary. Ambev would receive in consideration funds that are materially lower than the current market value. This could result in a dilution of about 1% to all Ambev shareholders. Furthermore, the holders of these warrants are claiming that they should receive the dividends relative to these shares since 2003, approximately 1.1 billion Brazilian real (0.2 billion US dollar) in addition to legal fees. Ambev disputes these claims and intends to continue to vigorously defend these cases. All six lawsuits were ruled favorably to Ambev by the Superior Court of Justice (“STJ”). Three cases were dismissed by the STJ’s Special Court and the plaintiffs’ appeals were denied by the Brazilian Supreme Court (“STF”). The plaintiffs filed an appeal for further review by the STF chamber, which is pending a final decision. The fourth case was ruled favorably to Ambev by the STJ’s Special Court and the judgment became final. The fifth case was remitted to the STJ’s lower court for a new judgment and the sixth case was ruled favorably to Ambev and the decision became final. Considering all of these facts, Ambev and its external counsels strongly believe that the chance of loss in these cases is remote.

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22. Related parties
On 11 March 2022, the company announced that it is forfeiting all financial benefits from the operations of AB InBev Efes, an associate which does business in Russia and Ukraine.
Regarding the other company’s related party transactions, there are no
material changes during the
six-month
period ended 30 June 2022 as compared to 31 December 2021 in the company’s related party transactions
.
23. Supplemental guarantor financial information
European public debt
Certain debt securities issued outside the United States in reliance on Regulation S by Anheuser-Busch InBev SA/NV (“ABISA”) under its Euro Medium-Term Note Programme are guaranteed by Anheuser-Busch InBev Worldwide Inc. (“ABIWW”), Anheuser-Busch InBev Finance Inc. (“ABIFI”), Anheuser-Busch Companies, LLC (“ABC”), Brandbrew S.A. (“Brandbrew”), Brandbev S.à r.l. (“Brandbev”) and Cobrew NV (“Cobrew”) (collectively, the “Subsidiary Guarantors”). ABISA owns, directly or indirectly, 100% of each of the Subsidiary Guarantors. The information presented below has been presented to satisfy the disclosure requirements of the United Kingdom Financial Conduct Authority
.

Summarized Financial Information
The first five columns in the table below present summarized financial information for (i) ABISA, (ii) ABIWW, (iii) ABIFI and (iv) ABC, and (v) Brandbrew, Brandbev and Cobrew. Investments in consolidated subsidiaries are presented under the equity method of accounting.
The final column presents financial information for ABISA and the Subsidiary Guarantors on a combined basis after elimination of intercompany transactions and balances among them and excluding investments in and equity in the earnings of both non-
Guarantor Subsidiaries and Guarantor Subsidiaries.
Income Statement Data

For the six-month period ended 30 June 2022 Million US dollar	ABISA	ABIWW	ABIFI	ABC	Brandbrew, Brandbev and Cobrew	Eliminations	Total ABISA and Subsidiary Guarantors after eliminations
Revenue – external	184	—	—	7 075	—	—	7 259
Revenue from non-guarantor subsidiaries	42	—	—	109	—	—	151
Revenue from guarantor subsidiaries	—	—	—	22	—	(22)	—
Cost of sales – external	(123)	—	—	(2 969)	—	—	(3 092)
Cost of sales to non-guarantor subsidiaries	(65)	—	—	(298)	—	—	(363)
Cost of sales to guarantor subsidiaries	(5)	—	—	(14)	—	19	—

Gross profit	34	—	—	3 924	—	(3)	3 955

Selling, general and administrative expenses – external	(286)	—	—	(1 889)	(1)	—	(2 176)
Selling, general and administrative expenses (non-guarantor subsidiaries)	(33)	—	—	(132)	8	—	(157)
Selling, general and administrative expenses (guarantor subsidiaries)	187	620	—	(814)	5	2	—
Other operating income/(expenses)¹ – external	22	—	—	12	(1)	—	33
Other operating income/(expenses)¹ (non-guarantor subsidiaries)	25	—	—	66	—	—	91
Other operating income/(expenses)¹ (guarantor subsidiaries)	79	(3)	—	(77)	—	1	—

Profit/(loss) from operations	28	617	—	1 092	9	—	1 747

Net finance income/(cost) – external	(354)	(827)	(242)	(156)	283	—	(1 295)
Net finance income/(cost) (non-guarantor subsidiaries)	(13)	1 089	10	(402)	242	—	927
Net finance income/(cost) (guarantor subsidiaries)	486	(705)	227	671	(679)	—	—
Income tax expense	(4)	(77)	2	(150)	—	—	(229)

Profit/(loss)	143	98	(2)	1 056	(145)	—	1 150

Income from non-guarantor subsidiaries	1 510	(2)	—	153	188	(1 849)	—
Income from guarantor subsidiaries	39	1 209	—	—	—	(1 248)	—

Profit of the year	1 692	1 305	(2)	1 209	43	(3 097)	1 150

1	Other operating income/(expense) include exceptional items.

Income Statement Data

For the six-month period ended 30 June 2021 Million US dollar	ABISA	ABIWW	ABIFI	ABC	Brandbrew, Brandbev and Cobrew	Eliminations	Total ABISA and Subsidiary Guarantors after eliminations
Revenue – external	192	—	—	7 001	—	—	7 193
Revenue from non-guarantor subsidiaries	63	—	—	121	—	—	184
Revenue from guarantor subsidiaries	—	—	—	17	—	(17)	—
Cost of sales – external	(119)	—	—	(2 732)	—	—	(2 851)
Cost of sales to non-guarantor subsidiaries	(73)	—	—	(368)	—	—	(441)
Cost of sales to guarantor subsidiaries	(6)	—	—	(9)	—	15	—

Gross profit	57	—	—	4 030	—	(2)	4 085

Selling, general and administrative expenses – external	(274)	—	—	(1 974)	8	—	(2 240)
Selling, general and administrative expenses (non-guarantor subsidiaries)	65	—	—	(71)	(1)	—	(7)
Selling, general and administrative expenses (guarantor subsidiaries)	43	663	—	(709)	—	2	—
Other operating income/(expenses)¹ – external	4	—	—	7	—	—	11
Other operating income/(expenses)¹ (non-guarantor subsidiaries)	8	—	—	51	—	—	59
Other operating income/(expenses)¹ (guarantor subsidiaries)	24	(3)	—	(21)	—	—	—

Profit/(loss) from operations	(73)	660	—	1 314	7	—	1 909

Net finance income/(cost) – external	(649)	(1 244)	(178)	(420)	825	—	(1 666)
Net finance income/(cost) (non-guarantor subsidiaries)	122	987	30	66	(179)	—	1 026
Net finance income/(cost) (guarantor subsidiaries)	71	(642)	150	630	(208)	—	—
Income tax expense	(3)	(50)	—	(254)	(1)	—	(308)

Profit/(loss)	(532)	(289)	2	1 336	444	—	961

Income from non-guarantor subsidiaries	2 334	(26)	—	100	212	(2 620)	—
Income from guarantor subsidiaries	656	1 434	—	—	—	(2 090)	—

Profit of the year	2 458	1 119	2	1 436	656	(4 710)	961

Balance Sheet Data

As at 30 June 2022 Million US dollar	ABISA	ABIWW	ABIFI	ABC	Brandbrew, Brandbev and Cobrew	Eliminations	Total ABISA and Subsidiary Guarantors after eliminations
Due from non-guarantor subsidiaries	12 121	13 869	—	32 601	16 396	—	74 987
Due from guarantor subsidiaries	—	—	4 185	—	—	(4 185)	—
Due from subsidiaries	12 121	13 869	4 185	32 601	16 396	(4 185)	74 987
Property, plant and equipment	53	—	—	4 250	—	—	4 303
Goodwill and intangible assets	1 329	—	—	55 426	97	—	56 852
Investments in subsidiaries	112 438	80 751	—	35 736	14 212	(243 137)	—
Derivatives	—	—	—	—	133	—	133
Other non-current assets	—	230	2	19	—	—	251

Other non-current assets	113 820	80 981	2	95 431	14 442	(243 137)	61 539

Total non-current assets	125 941	94 850	4 187	128 032	30 838	(247 322)	136 526

Due from non-guarantor subsidiaries	323	6 352	516	3 887	2 438	—	13 516
Due from guarantor subsidiaries	922	236	213	3	957	(2 331)	—

Due from subsidiaries	1 245	6 588	729	3 890	3 395	(2 331)	13 516

Inventories	1	—	—	821	—	—	822
Derivatives	—	—	—	112	556	—	668
Trade and other receivables	188	—	—	840	41	—	1 069
Cash and cash equivalents	70	1	22	460	8 782	—	9 335
Other current assets	8	—	—	—	2	—	10

Other current assets	267	1	22	2 233	9 381	—	11 904

Total current assets	1 512	6 589	751	6 123	12 776	(2 331)	25 420

Total equity	71 551	58 888	678	75 930	22 027	(243 137)	(14 063)

Due to non-guarantor subsidiaries	16 065	7 250	—	20 770	3 350	—	47 435
Due to guarantor subsidiaries	4 185	—	—	—	—	(4 185)	—

Due to subsidiaries	20 250	7 250	—	20 770	3 350	(4 185)	47 435

Interest-bearing loans and borrowings	23 312	33 062	4 168	19 886	—	—	80 428
Employee benefits	3	—	—	804	—	—	807
Deferred tax liabilities	—	—	—	6 533	42	—	6 575
Derivatives	—	—	—	—	266	—	266
Other non-current liabilities	—	—	—	233	—	—	233

Other non-current liabilities	23 315	33 062	4 168	27 456	308	—	88 309

Total non-current liabilities	43 565	40 312	4 168	48 226	3 658	(4 185)	135 744

Due to non-guarantor subsidiaries	148	823	—	5 877	8 853	—	15 701
Due to guarantor subsidiaries	1 679	31	—	101	520	(2 331)	—

Due to subsidiaries	1 827	854	—	5 978	9 373	(2 331)	15 701

Interest-bearing loans and borrowings	1	206	—	63	—	—	270
Derivatives	2	—	—	124	5 267	—	5 393
Bank overdrafts	9 804	540	14	—	3 263	—	13 621
Trade and other payables	633	539	75	3 809	26	—	5 082
Other current liabilities	70	100	3	25	—	—	198

Other current liabilities	10 510	1 385	92	4 021	8 556	—	24 564

Total current liabilities	12 337	2 239	92	9 999	17 929	(2 331)	40 265

Balance Sheet Data

As at 31 December 2021 Million US dollar	ABISA	ABIWW	ABIFI	ABC	Brandbrew, Brandbev and Cobrew	Eliminations	Total ABISA and Subsidiary Guarantors after eliminations
Due from non-guarantor subsidiaries	13 141	15 102	1 200	32 092	16 496	—	78 031
Due from guarantor subsidiaries	—	—	6 076	1 233	—	(7 309)	—
Due from subsidiaries	13 141	15 102	7 276	33 325	16 496	(7 309)	78 031
Property, plant and equipment	62	—	—	4 343	—	—	4 405
Goodwill and intangible assets	1 364	—	—	55 283	97	—	56 744
Investments in subsidiaries	112 722	79 596	—	35 862	15 017	(243 197)	—
Derivatives	—	—	—	—	48	—	48
Other non-current assets	—	207	—	30	—	—	237

Other non-current assets	114 148	79 803	—	95 518	15 162	(243 197)	61 434

Total non-current assets	127 289	94 905	7 276	128 843	31 658	(250 506)	139 465

Due from non-guarantor subsidiaries	646	—	71	3 007	3 436	—	7 160
Due from guarantor subsidiaries	655	5 934	731	81	3 402	(10 803)	—

Due from subsidiaries	1 301	5 934	802	3 088	6 838	(10 803)	7 160

Inventories	—	—	—	961	—	—	961
Derivatives	—	—	—	132	293	—	425
Trade and other receivables	201	—	—	546	9	—	756
Cash and cash equivalents	1 127	7	7	367	8 156	—	9 664
Other current assets	9	—	—	57	2	—	68

Other current assets	1 337	7	7	2 063	8 460	—	11 874

Total current assets	2 638	5 941	809	5 151	15 298	(10 803)	19 034

Total equity	68 669	57 635	678	71 348	23 849	(243 197)	(21 018)

Due to non-guarantor subsidiaries	17 517	7 325	—	20 768	3 350	—	48 960
Due to guarantor subsidiaries	6 076	1 233	—	—	—	(7 309)	—

Due to subsidiaries	23 593	8 558	—	20 768	3 350	(7 309)	48 960

Interest-bearing loans and borrowings	25 483	33 064	7 268	19 905	—	—	85 720
Employee benefits	3	—	—	803	—	—	806
Deferred tax liabilities	—	—	1	6 520	60	—	6 581
Derivatives	—	—	—	—	100	—	100
Other non-current liabilities	—	—	—	110	—	—	110

Other non-current liabilities	25 486	33 064	7 269	27 338	160	—	93 317

Total non-current liabilities	49 079	41 622	7 269	48 106	3 510	(7 309)	142 277

Due to non-guarantor subsidiaries	244	732	—	4 771	9 190	—	14 937
Due to guarantor subsidiaries	4 658	24	—	5 875	246	(10 803)	—

Due to subsidiaries	4 902	756	—	10 646	9 436	(10 803)	14 937

Interest-bearing loans and borrowings	1	218	—	19	—	—	238
Derivatives	2	—	—	12	5 666	—	5 680
Bank overdrafts	6 292	—	2	—	4 474	—	10 768
Trade and other payables	905	543	131	3 863	21	—	5 463
Other current liabilities	77	72	5	—	—	—	154

Other current liabilities	7 277	833	138	3 894	10 161	—	22 303

Total current liabilities	12 179	1 589	138	14 540	19 597	(10 803)	37 240

48